11/14.



06018523

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chevalier itech Holdings Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

PROCESSED

NOV 2 0 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04201 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dly

DAT : 11/16/06

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

Executive Directors
CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
CHOW Vee Tsung, Oscar
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors
Shinichi YONEHARA
WU King Cheong
KWONG Man Sing

Registered Office
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Principal Place of Business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

5th September, 2006

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO RE-ELECTION OF RETIRING DIRECTORS APPOINTMENT OF NEW AUDITORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to appoint the new auditors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$0.5 each in the share capital of the Company (the "Share(s)").

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 28th September, 2006 at 10:15 a.m. (the "2006 Annual General Meeting").

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 112 of the Bye-laws of the Company, Dr CHOW Yei Ching, Messrs FUNG Pak Kwan, KUOK Hoi Sang, KAN Ka Hon, Shinichi YONEHARA and WU King Cheong, who have been longest in office since their last election, will retire by rotation at the 2006 Annual General Meeting and being eligible, offer themselves for re-election. Ordinary Resolutions will therefore be proposed at the 2006 Annual General Meeting to re-elect Dr Chow and Messrs Fung, Kuok, Kan, Yonehara and Wu as Directors of the Company. Pursuant to Rule 13.74 of the Rules Governing

* *For identification purpose only*

the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), the details of such Directors are set out below:-

1. **Dr CHOW Yei Ching**, Executive Director and Chairman, aged 70, is the founder of Chevalier Group since 1970. He is an Independent Non-Executive Director of Van Shung Chong Holdings Limited (Stock Code: 1001) and Shaw Brothers (Hong Kong) Limited (Stock Code: 80)and a Non-Executive Director of Television Broadcasts Limited (Stock Code: 511), all of which are public companies listed on the Stock Exchange. Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. Dr. Chow is also an Executive Director, Chairman and Managing Director of Chevalier International Holdings Limited ("CIHL") (Stock Code: 025), a public company listed on the Stock Exchange and is a substantial shareholder of the Company. He is a Director of certain companies of the Group and CIHL Group. He has a personal interest of 6,815,854 shares and is also deemed to have a corporate interest of 104,198,933 shares representing 3.98% and 60.81% respectively in the issued share capital of the Company and a personal interest of 147,738,359 shares representing 53.03% of CIHL within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). He is the father of Mr Chow Vee Tsung, Oscar and Miss Lily Chow, Executive Directors of the Company. Dr Chow is a director of Chevalier (HK) Limited ("CHK") and Firstland Company Limited ("Firstland") which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company.

   Save as disclosed above and as at 1st September, 2006, being the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), Dr Chow has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Dr Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Dr Chow is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. No director's emoluments were paid to Dr Chow during the year ended 31st March, 2006.

2. **Mr FUNG Pak Kwan**, Executive Director and Managing Director, aged 54, joined Chevalier Group in 1974 and is an Executive Director of CIHL (Stock Code: 025), a public company listed on the Stock Exchange and a substantial shareholder of the Company. Mr Fung is a Director of certain companies of the Group and CIHL Group. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile, hotel business in North America and food & beverage business of the Chevalier Group. He has a personal interest of 2,580,000 shares of the Company and a personal interest of 93,479 shares of CIHL within the meaning of Part XV of the SFO. Mr Fung is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company.

   Save as disclosed above and as at the Latest Practicable Date, Mr Fung has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr Fung nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Fung is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. No director's emoluments were paid to Mr Fung during the year ended 31st March, 2006.

3. **Mr KUOK Hoi Sang**, Executive Director, aged 56, joined Chevalier Group in 1972 and is an Executive Director and Managing Director of CIHL (Stock Code: 025), a public company listed on the Stock Exchange and a substantial shareholder of the Company. Mr Kuok is a Director of certain companies of the Group and CIHL Group. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group. He has a personal interest of 2,400,000 shares of the Company and a personal interest of 98,216 shares of CIHL within the meaning of Part XV of the SFO. Mr Kuok is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

FORM OF PROXY
FOR THE 2006 ANNUAL GENERAL MEETING

I/We ____

of ____

being the registered holder(s) of ______________________________ shares

of HK$0.5 each in the capital of CHEVALIER iTECH HOLDINGS LIMITED ("the Company"), hereby appoint

____

of ____,

or failing him, the Chairman of the Meeting as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 28th September, 2006 at 10:15 a.m. and at any adjournment thereof on the undermentioned resolutions as indicated and if no such indication is given as my/our proxy thinks fit:

	ORDINARY RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2006.		
2.	To declare a final dividend.		
3.	(a) (i) To re-elect Dr CHOW Yei Ching as Director.		
	(ii) To re-elect Mr FUNG Pak Kwan as Director.		
	(iii) To re-elect Mr KUOK Hoi Sang as Director.		
	(iv) To re-elect Mr KAN Ka Hon as Director.		
	(v) To re-elect Mr Shinichi YONEHARA as Director.		
	(vi) To re-elect Mr WU King Cheong as Director.		
	(b) To authorize the Board of Directors to fix the remuneration of the Directors.		
4.	To appoint PricewaterhouseCoopers as auditors of the Company and authorize the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.		
6.	To grant a general mandate to the Directors to repurchase shares of the Company.		
7.	To extend the general mandate to the Directors to allot, issue and deal with additional shares of the Company.		

Signature: ______________________ Date: ______________________

Notes:

(1) Full name(s) and address must be inserted in BLOCK CAPITALS.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) Please indicate with an "X" in the relevant box how you wish the proxy to vote on your behalf. If this form of proxy is returned without any indication, you will be deemed to have authorized your proxy to vote or abstain from voting as he thinks fit.

(4) Any alteration made to this form of proxy must be initialled.

(5) Any member entitled to attend and vote is entitled to appoint proxy(ies) to attend instead of him and to vote on a poll. A proxy need not be a member of the Company.

(6) If the shareholder is a corporation, this form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

(7) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

(8) To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed must be completed and deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at the 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting thereof.

* *For identification purpose only*



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

二零零六年度股東週年大會
代表委任表格

本人／吾等 ______________________________

地址為 ______________________________

為 CHEVALIER iTECH HOLDINGS LIMITED（「本公司」）股本中每股面值港幣0.5元之股份

共 ______________________________ 股之登記持有人，

現委任 ______________________________

地址為 ______________________________，

或如其未克出席，則委任主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零六年九月二十八日（星期四）上午十時十五分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東週年大會及其任何續會，並於該大會及其任何續會上按照下列指示就下列決議案投票；倘無指示，則本人／吾等之代表可酌情投票：

	普通決議案	贊成	反對
一、	省覽截至二零零六年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。		
二、	宣佈派發末期股息。		
三、	(甲) (i) 重選周亦卿博士為董事。		
	(ii) 重選馮伯坤先生為董事。		
	(iii) 重選郭海生先生為董事。		
	(iv) 重選簡嘉翰先生為董事。		
	(v) 重選米原慎一先生為董事。		
	(vi) 重選胡經昌先生為董事。		
	(乙) 授權董事會釐定董事酬金。		
四、	委聘羅兵咸永道會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
五、	授予董事會一般性授權配發、發行及處理本公司之額外股份。		
六、	授予董事會一般性授權購回本公司之股份。		
七、	擴大授予董事會一般性授權配發、發行及處理本公司之額外股份。		

簽署：______________________ 日期：______________________

附註：

(1) 請用正楷填寫全名及地址。

(2) 請填上以 閣下名義登記之股份數目。如未有填上股份數目，則本代表委任表格將被視為與 閣下名義登記之所有本公司股本中之股份有關。

(3) 請在有關空格內填上「X」號，以指示 閣下之代表應如何代表 閣下投票。倘交回之代表委任表格並無任何上述指示，則 閣下將被視為授權 閣下之代表酌情自行投票或放棄投票。

(4) 代表委任表格上之每項更改，均須簡簽示可。

(5) 任何有權出席投票之股東均可委派一位或多位代表代其出席，並於投票表決時代為投票。受委代表毋須為本公司之股東。

(6) 如股東為公司，則本代表委任表格必須加蓋公司印鑑，或經由公司負責人或正式授權之人士代表簽署。

(7) 如屬聯名股東，排名較前之股東（不論親自或委派代表）投票後，其他聯名股東再無投票權。就此而言，排名先後乃按股東名冊內之排名次序而定。

(8) 代表委任表格連同簽署人之授權書或其他授權文件（如有），須於大會或其任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

** 僅供識別*

Save as disclosed above and as at the Latest Practicable Date, Mr Kuok has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr Kuok nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Kuok is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. No director's emoluments were paid to Mr Kuok during the year ended 31st March, 2006.

4. **Mr KAN Ka Hon**, Executive Director and Company Secretary, aged 55, joined Chevalier Group in 1986 and is also an Executive Director and Company Secretary of CIHL (Stock Code: 025), a public company listed on the Stock Exchange and a substantial shareholder of the Company. Mr Kan is a Director and Company Secretary of certain companies of the Group and CIHL Group. He is an Independent Non-Executive Director of Victory City International Holdings Limited (Stock Code: 539) and Easyknit Enterprises Holdings Limited (Stock Code: 616), both are public companies listed on the Stock Exchange. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants. He has a personal interest of 451,200 shares of the Company and a personal interest of 29,040 shares of CIHL within the meaning of Part XV of the SFO. Mr Kan is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company.

   Save as disclosed above and as at the Latest Practicable Date, Mr Kan has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr Kan nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Kan is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. No director's emoluments were paid to Mr Kan during the year ended 31st March, 2006.

5. **Mr Shinichi YONEHARA**, aged 55, was appointed as an Independent Non-Executive Director in 2001 and a member of the Audit Committee and Remuneration Committee of the Company. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. Mr Yonehara is well-experienced in aircraft, telecommunications and IT businesses. He has a personal interest of 600 shares of the Company and of 1,671 shares of CIHL within the meaning of Part XV of the SFO.

   Save as disclosed above and as at the Latest Practicable Date, Mr Yonehara has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr Yonehara nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Yonehara is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$120,000 were paid to Mr Yonehara during the year ended 31st March, 2006 as determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

6. **Mr WU King Cheong**, aged 55, was appointed as an Independent Non-Executive Director in October, 2002 and a member of the Audit Committee and Remuneration Committee of the Company. He is an Executive Director of Lee Cheong Gold Dealers Limited. He is also a Councillor of the Eastern District Council of the HKSAR, Assistant Treasurer of the Chinese General Chamber of Commerce, and Member of Hong Kong Housing Authority, as well as the Honorary Permanent President of the Chinese Gold and Silver Exchange Society and the Hong Kong Stockbrokers Association. He is also an Independent Non-Executive Director of Yau Lee Holdings Limited (Stock Code: 406), Henderson Land Development Company Limited (Stock Code: 12), Henderson Investment Limited (Stock Code: 97), Miramar Hotel and Investment Company, Limited (Stock Code: 71) and Hong Kong Ferry (Holdings) Company Limited (Stock Code: 50), all of which are public companies listed on the Stock Exchange.

   Save as disclosed above and as at the Latest Practicable Date, Mr Wu has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Wu nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Wu is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$120,000 were paid to Mr Wu during the year ended 31st March, 2006 as determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

In relation to the re-election of the above Directors, there is no information to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF NEW AUDITORS

Resolution 4 to be proposed at the 2006 Annual General Meeting, if passed, will appoint Messrs. PricewaterhouseCoopers as the auditors of the Company in place of the retiring auditors, Messrs. Deloitte Touche Tohmatsu, who will hold office until holding of the 2006 Annual General Meeting and who do not seek re-election at the 2006 Annual General Meeting. The retirement of Messrs. Deloitte Touche Tohmatsu is due to the level of audit fees and its available internal resources in the light of current work flows. Messrs. Deloitte Touche Tohmatsu has advised the Company that there is no representation regarding its retirement that needs to be brought to the attention of the shareholders or creditors of the Company.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2006 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

As at the Latest Practicable Date, there were 171,355,871 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2006 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to issue a maximum of 34,271,174 Shares.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2006 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at the Latest Practicable Date, there were 171,355,871 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2006 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 17,135,587 Shares.

REASONS FOR REPURCHASE

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of the Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2006, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by the shareholders at the 2006 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by the shareholders at the 2006 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:–

Name of Substantial Shareholder	Capacity	Number of Shares held	% of Issued Share Capital at present (%)	if power is exercised in full to repurchase Shares (%)
CHOW Yei Ching	Beneficial owner	111,014,787 *(Notes 1 and 3)*	64.79	71.98
MIYAKAWA Michiko	Beneficial owner	111,014,787 *(Notes 2 and 3)*	64.79	71.98
Chevalier International Holdings Limited ("CIHL")	Beneficial owner	104,198,933 *(Note 3)*	60.81	67.56
Chevalier (HK) Limited ("CHK")	Beneficial owner	13,471,200 *(Note 3)*	7.86	8.74
Firstland Company Limited ("Firstland")	Beneficial owner	13,471,200 *(Note 3)*	7.86	8.74
Chen Wai Wai, Vivien	Beneficial owner	18,800,000 *(Note 4)*	10.97	12.19
Crosby Investment Holdings Inc.	Interest of controlled corporation	18,800,000 *(Note 4)*	10.97	12.19
Nan Fung Resources Limited	Interest of controlled corporation	18,800,000 *(Note 4)*	10.97	12.19
Gentfull Investment Limited	Beneficial owner	18,800,000 *(Note 4)*	10.97	12.19

Notes:

(1) Under the SFO, these Shares were held by Dr Chow Yei Ching as (i) personal interests of 6,815,854, (ii) corporate interest of 104,198,933 in which Dr Chow was deemed to be interested.

(2) Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 111,014,787 Shares held by Dr Chow.

(3) These Shares were held as interest of controlled corporation through Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, CHK, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 Shares.

(4) Ms Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 Shares that would be held by Gentfull Investment Limited upon subscription of the Subscription Shares at the Subscription Price of HK$2.38 per Share. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms Chen Wai Wai, Vivien.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months prior to the Latest Practicable Date were as follows:–

	Highest *HK$*	Lowest *HK$*
August 2005	1.75	1.45
September 2005	1.62	1.54
October 2005	1.60	1.40
November 2005	1.60	1.30
December 2005	1.70	1.45
January 2006	1.70	1.52
February 2006	1.60	1.52
March 2006	1.59	1.46
April 2006	1.77	1.50
May 2006	1.60	1.46
June 2006	1.51	1.42
July 2006	2.63	1.48
August 2006	2.85	2.05
September 2006 (up to Latest Practicable Date)	2.78	2.66

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2006 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2006 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

2006 ANNUAL GENERAL MEETING

The notice convening the 2006 Annual General Meeting is set out on pages 7 to 8 of this circular.

A form of proxy for use at the 2006 Annual General Meeting is being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2006 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the appointment of new auditors, the Share Issue Mandate, the Repurchase Proposal and the Extension of Share Issue Mandate are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2006 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier iTech Holdings Limited
CHOW Yei Ching
Chairman



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 28th September, 2006 at 10:15 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2006.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

* *For identification purpose only*

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 5th September, 2006

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, appointing the new auditors, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors set out in pages 1 to 3 to this circular which this notice forms part.

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

六、「**動議**：

（甲）根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

（乙）本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文（甲）節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
簡嘉翰

香港，二零零六年九月五日

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處**標準証券登記有限公司**，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

(3) 一份有關提議重選本公司退任董事、委任新核數師、授予一般權力以發行新股份和回購本身股份之說明文件將連同本通告寄予本公司各股東。

(4) 退任董事詳情刊載於本通函第1至3頁內（本通告為其一部分）。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

茲通告本公司訂於二零零六年九月二十八日(星期四)上午十時十五分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：－

作為普通事項

一、 省覽截至二零零六年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事酬金。

四、 委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：－

普通決議案

五、「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：－

「有關期間」指由本決議案通過之日至下列最早日期之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

* *僅供識別*

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零六年度股東週年大會(「第七項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十之股份。待於二零零六年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十之股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

二零零六年度股東週年大會

召開二零零六年度股東週年大會之通告載於本通函第7頁至第8頁內。

該二零零六年度股東週年大會上適用之代表委任表格現連同本通函一併寄予各股東。無論 閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回代表委任表格後， 閣下仍可出席二零零六年度股東週年大會及於會上投票。

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：－

(i) 大會主席；或

(ii) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間(不遲於要求投票表決或要求續會日期起30日)和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事認為重選退任董事、委任新核數師、股份發行授權、回購建議及擴大股份發行之授權均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零六年度股東週年大會上提呈之相關決議案。

此致

列位股東 台照

承董事會命
Chevalier iTech Holdings Limited
其士科技控股有限公司
主席
周亦卿
謹啟

二零零六年九月五日

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：－

主要股東姓名	身份	持股數量	佔已發行股本之百分比(%) 現時百分比%	倘全面行使購回股份權力百分比%
周亦卿	實益擁有人	111,014,787 *(附註一及三)*	64.79	71.98
宮川美智子	實益擁有人	111,014,787 *(附註二及三)*	64.79	71.98
其士國際集團有限公司(「其士國際」)	實益擁有人	104,198,933 *(附註三)*	60.81	67.56
其士(香港)有限公司(「其士香港」)	實益擁有人	13,471,200 *(附註三)*	7.86	8.74
Firstland Company Limited(「Firstland」)	實益擁有人	13,471,200 *(附註三)*	7.86	8.74
陳慧慧	實益擁有人	18,800,000 *(附註四)*	10.97	12.19
Crosby Investment Holdings Inc.	受控制公司之權益	18,800,000 *(附註四)*	10.97	12.19
南豐資源有限公司	受控制公司之權益	18,800,000 *(附註四)*	10.97	12.19
俊孚投資有限公司	實益擁有人	18,800,000 *(附註四)*	10.97	12.19

附註：

(一) 根據證券及期貨條例，該等股份由周亦卿博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的104,198,933股；而周博士被視為持有(ii)的權益。

(二) 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批111,014,787股股份之權益。

(三) 該等股份透過被視為受控制公司之權益的Firstland(於香港註冊成立之有限公司)持有。Firstland為其士香港(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士香港亦為其士國際(於百慕達註冊成立之有限公司)全資擁有之附屬公司。根據證券及期貨條例第XV部，其士香港、其士國際、周博士及其配偶被視為間接擁有Firstland所持有13,471,200股股份之權益。

(四) 俊孚投資有限公司持有以配售價每股港幣2.38元的配售股份。陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc. 100%股權；而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權，南豐資源有限公司持有俊孚投資有限公司100%股權。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。公眾人士持有之股份數目不會低於本公司已發行股本之25%。

股份價格

股份於最後實際可行日期前的過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：－

	最高 *港元*	最低 *港元*
二零零五年八月	1.75	1.45
二零零五年九月	1.62	1.54
二零零五年十月	1.60	1.40
二零零五年十一月	1.60	1.30
二零零五年十二月	1.70	1.45
二零零六年一月	1.70	1.52
二零零六年二月	1.60	1.52
二零零六年三月	1.59	1.46
二零零六年四月	1.77	1.50
二零零六年五月	1.60	1.46
二零零六年六月	1.51	1.42
二零零六年七月	2.63	1.48
二零零六年八月	2.85	2.05
二零零六年九月(截至最後實際可行日期)	2.78	2.66

作量及其可供動用之內部資源作出。德勤•關黃陳方會計師行已知會本公司有關其退任不代表有任何事情須敦請本公司之股東或債權人垂注。

發行股份授權

第五項決議案將提呈於二零零六年度股東週年大會(「第五項決議案」)有關授予一般性授權，以賦予本公司董事權力於本決議案通過期間至本公司下屆股東週年大會止；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權)。

於最後實際可行日期，本公司已發行股份為171,355,871股。因此，在二零零六年度股東週年大會上提呈之第五項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准發行股份最多可達34,271,174股。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修訂)，本公司可購回股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零六年度股東週年大會上將予提呈之第六項決議案(「第六項決議案」)乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於最後實際可行日期，本公司已發行股份為171,355,871股。因此，在二零零六年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達17,135,587股。

購回之原因

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金狀況或借貸水平(較本公司截至二零零六年三月三十一日止年度經審核財務報告所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平(較本公司最近期公佈之經審核財務報告所披露之情況)受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修訂)所批准可作該等用途之資金。根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零六年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零六年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後，股東所佔本公司之投票權比例有所增加，則就香港公司收購及合併守則(「收購守則」)第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權(視乎該等增加之數額)，而須根據收購守則第26條提出強制全面收購建議。

除上文所披露者外及於最後實際可行日期，郭先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與郭先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。郭先生須根據本公司之細則輪值告退並膺選連任。郭先生於截至二零零六年三月三十一日止年度內並無獲得董事酬金。

4. **簡嘉翰先生**，執行董事及公司秘書，現年五十五歲，於一九八六年加入其士集團並為其士國際(股份代號：025)之執行董事及公司秘書，該公司為香港上市之公司及本公司之主要股東。簡先生為本集團及其士國際集團若干公司之董事。彼為冠華國際控股有限公司(股份代號：539)及永義實業集團有限公司(股份代號：616)之獨立非執行董事，兩者皆為於聯交所上市之公司。彼負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發之理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。彼持有本公司451,200股股份之個人權益及持有其士國際29,040股股份之個人權益(定義見證券及期貨條例第XV部)。簡先生為其士香港及Firstland之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。

   除上文所披露者外及於最後實際可行日期，簡先生於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與簡先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。簡先生須根據本公司之細則輪值告退並膺選連任。簡先生於截至二零零六年三月三十一日年止度內並無獲得董事酬金。

5. **米原愼一先生**，現年五十五歲，於二零零一年獲委任為本公司之獨立非執行董事、審核委員會及薪酬委員會之委員。彼於日本慶應大學畢業。米原先生於一九七四年加入Mitsui & Co., Ltd，並於二零零一年一月榮休。彼於一九八三年至一九九二年期間獲委任為三井物產(香港)有限公司機械部之總經理。米原先生在航空、電訊及資訊科技業務具有豐富經驗。彼持有本公司600股股份之個人權益及持有其士國際1,671股股份之個人權益(定義見證券及期貨條例第XV部)。

   除上文所披露者外及於最後實際可行日期，米原先生於過往三年內概無在任何上市公司擔當任何董事職位，亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無持有本公司股份任何其他權益。本公司與米原先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。米原先生須根據本公司之細則輪值告退並膺選連任。米原先生於截至二零零六年三月三十一日止年度內所獲得之董事酬金為港幣120,000元，該酬金乃由董事會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

6. **胡經昌先生**，現年五十五歲，於二零零二年十月獲委任為獨立非執行董事、審核委員會及薪酬委員會之委員。彼為利昌金舖有限公司常務董事，並為香港特別行政區東區區議會議員、香港中華總商會副司庫、香港房屋委員會委員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。彼為聯交所上市公司有利集團有限公司(股份代號：406)、恒基兆業地產有限公司(股份代號：12)、恒基兆業發展有限公司(股份代號：97)、美麗華酒店企業有限公司(股份代號：71)及香港小輪(集團)有限公司(股份代號：50)之獨立非執行董事。

   除上文所披露者外及於最後實際可行日期，胡先生於過往三年概無擔當任何上市公司董事之職位及無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何其他權益。本公司與胡先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。胡先生須根據本公司之細則輪值告退並膺選連任。胡先生於截至二零零六年三月三十一日止年度內所獲得之董事酬金為港幣120,000元，該酬金乃由董事會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

有關重選上述董事，本公司並無任何須根據上市規則第13.51(2)(h)至13.51(2)(v)條的任何規定而作出披露的資料，亦無任何其他須敦請本公司股東注意的事項。

委任新核數師

建議於二零零六年度股東週年大會上提呈決議案四，如獲通過，待德勤•關黃陳方會計師行任期於二零零六年度股東週年大會上屆滿及退任後，將委任羅兵咸永道會計師事務所為本公司新任核數師。德勤•關黃陳方會計師行之退任是基於審核費用水平及根據現時之工

提呈普通決議案以重選周博士、馮先生、郭先生、簡先生、米原先生及胡先生為本公司之董事。根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)第13.74條，有關董事之詳情如下：

1. **周亦卿博士**，執行董事兼主席，現年七十歲，自一九七零年起為其士集團之創辦人。彼亦為萬順昌集團有限公司(股份代號：1001)及邵氏兄弟(香港)有限公司(股份代號：80)之獨立非執行董事及電視廣播有限公司(股份代號：511)之非執行董事，該等全為於聯交所上市之公司。周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會會長。此外，英、比、法、日四國先後頒授勛銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。彼為其士國際集團有限公司(「其士國際」)(股份代號：025)之執行董事、主席兼董事總經理，一家於聯交所上市之公司，並為本公司主要股東。彼亦為本集團及其士國際集團若干公司之董事。彼持有本公司6,815,854股股份之個人權益以及持有104,198,933股股份之公司權益分別佔本公司已發行股本中3.98%及60.81%，並持有其士國際147,738,359股股份之個人權益，佔53.03%之權益(定義見香港法例第571章證券及期貨條例「證券及期貨條例」第XV部)。彼為本公司執行董事周維正先生及周莉莉小姐之父親。周博士為其士(香港)有限公司(「其士香港」)及Firstland Company Limited(「Firstland」)之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。

   除上文所披露者外及於二零零六年九月一日，即本通函付印前之最後實際可行日期(「最後實際可行日期」)，周博士於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與周博士就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。周博士須根據本公司之細則輪值告退並膺選連任。周博士於截至二零零六年三月三十一日止年度內並無獲得董事酬金。

2. **馮伯坤先生**，執行董事兼董事總經理，現年五十四歲，於一九七四年加入其士集團，並為其士國際(股份代號：025)之執行董事，該公司為香港上市之公司及本公司之主要股東。馮先生為本集團及其士國際集團若干公司之董事。彼為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術，亦包括銷售商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與其士集團之投資與項目發展運作、環境保護工程及北美之汽車、酒店業務及休閒飲食業務。彼持有本公司2,580,000股股份之個人權益及持有其士國際93,479股股份之個人權益(定義見證券及期貨條例第XV部)。馮先生為其士香港及Firstland之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。

   除上文所披露者外及於最後實際可行日期，馮先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與馮先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。馮先生須根據本公司之細則輪值告退並膺選連任。馮先生於截至二零零六年三月三十一日止年度內並無獲得董事酬金。

3. **郭海生先生**，執行董事，現年五十六歲，於一九七二年加入其士集團，並為其士國際(股份代號：025)之執行董事兼董事總經理，該公司為香港上市之公司及本公司之主要股東。郭先生為本集團及其士國際集團若干公司之董事。彼為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席，並為香港註冊升降機及自動梯工程師，彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。彼持有本公司2,400,000股股份之個人權益及持有其士國際98,216股股份之個人權益(定義見證券及期貨條例第XV部)。郭先生為其士香港及Firstland之董事，該兩間公司為其士國際之全資附屬公司及本公司之主要股東。

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士科技控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：508)

執行董事
周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
周維正
簡嘉翰
周莉莉

獨立非執行董事
米原慎一
胡經昌
鄺文星

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
委任新核數師
一般性授權發行股份及購回本公司股份
股東週年大會通告

緒言

董事會欲尋求股東批准重選本公司退任董事，委任新核數師，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣0.5元之股份(「股份」)。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零六年九月二十八日(星期四)上午十時十五分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零六年度股東週年大會」)處理。

重選退任董事

按照公司細則第112條規定，周亦卿博士、馮伯坤先生、郭海生先生、簡嘉翰先生、米原慎一先生及胡經昌先生為自上次膺選後起計任職最長之董事，故將於二零零六年度股東週年大會上輪席告退，彼等符合資格並願膺選連任。因此，於二零零六年度股東週年大會上將

* *僅供識別*

82-04201





Chevalier iTech Holdings Limited
其士科技控股有限公司
(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

AR/S 3-31-06



ANNUAL REPORT 2005-06

Contents

Chevalier iTech

Financial Calendar

Event	Date
Announcement of Interim Results	15th December, 2005
Announcement of Final Results	24th July, 2006
Book Close Dates	
Interim Dividend	3rd to 6th January, 2006
Final Dividend	21st to 25th August, 2006
Annual General Meeting	28th September, 2006
Payment of Dividends	
Interim dividend of HK3 cents per share	12th January, 2006
Final dividend of HK5 cents per share	5th October, 2006

Financial Summary

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2006.

	2002	2003	2004	**2005 (Restated)**	**2006**
Financials *($ Million)*					
Total assets *(note b)*	501	466	473	**460**	**631**
Total liabilities	116	102	89	**82**	**220**
Minority interests	0.18	0.19	0.17	**0.18**	**0.18**
Shareholders' equity *(note b)*	385	364	384	**378**	**411**
Share capital *(note a)* *(No. of shares issued – in Million)*	171	171	171	**171**	**171**
Turnover	775	688	671	**687**	**832**
Profit (loss) attributable to holders of the Company ("Profit (Loss) for the year") *(note b)*	(9)	(23)	23	**2**	**37**
Per Share Basis *($)*					
Earnings (loss) *(note b)*	(0.05)	(0.13)	0.13	**0.01**	**0.22**
Dividends	0.05	–	0.05	**0.02**	**0.08**
Net asset value (at book value) *(note b)*	2.25	2.12	2.24	**2.21**	**2.40**


TURNOVER
($ Million)
02
775
03
688
04
671
05
687
06
832


PROFIT (LOSS) FOR THE YEAR
($ Million)
02
-9
03
-23
04
23
05
2
06
37


SHAREHOLDERS' EQUITY
($ Million)
02
385
03
364
04
384
05
378
06
411


NET ASSET VALUE
(PER SHARE BASIS)
($)
02
2.25
03
2.12
04
2.24
05
2.21
06
2.40

Notes:

(a) The calculations for the years ended 31st March, 2002 and 2003 have been adjusted for the consolidation of every five of the Company's ordinary shares of HK$0.10 each into one ordinary share of HK$0.50 each in June 2003.

(b) These figures for 2005 have been restated pursuant to the adoption of all applicable HKFRSs as explained in Note 3 to the financial statements of 2006. Figures for 2004 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit of shareholders.

Executive Directors

CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
CHOW Vee Tsung, Oscar
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors

Shinichi YONEHARA
WU King Cheong
KWONG Man Sing

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
35th Floor, One Pacific Place
88 Queensway, Hong Kong

Principal Bankers

The Bank of East Asia, Limited
BNP Paribas, Hong Kong Branch
Fubon Bank (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Liu Chong Hing Bank Limited
Shanghai Commercial Bank Limited

Solicitors

Richards Butler
Appleby Spurling Hunter

Registered Office

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 508

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website

http://www.chevalier-itech.com

Major Events in 2005-06

(April 2005 - March 2006)

May 2005

- Acquired Pacific Coffee Company


THE PERFECT CUP
Pacific Coffee
Company

- Chevalier (Network Solutions) Limited was awarded a contract to provide and install the Voice Logging / Recording System for Hong Kong Police Force Headquarters and Food & Environmental Hygiene Department

June 2005

- Chevalier (Network Solutions) Limited was awarded a contract to provide, install and maintain the business telephone system and Interactive Voice Response System (IVR) / Call Centre System for Hong Kong Cultural Centre, and IVR System for Trade and Industry Department

July 2005

- Announcement of 2004-05 annual results
- Chevalier (Network Solutions) Limited was awarded a tender to provide residential wireless LAN to TownGas Telecom
- Chevalier (Satellink) Limited was awarded contract to design, supply and install SMATV / CABD distribution network and LCD Displays at Café de Coral at Cheung Kong Centre. Also obtained the design, supply and installation of LED display board system project which includes backend PC work-stations. The system is to display Hang Seng Index, stock information and latest news


EXIT出口

September 2005

- 2005 Annual General Meeting


其士集團股東週年大會
CHEVALIER GROUP ANNUAL GENERAL MEETING

- Opening of Pacific Coffee shops at Chevalier Engineering Service Centre and Hong Kong Gold Coast

November 2005

- Opening of the first Pacific Coffee shop in Beijing, China (Fortune Plaza)
- Opening of Pacific Coffee shop at New World Centre, Tsim Sha Tsui

December 2005

- Chevalier (OA) Limited sponsored Toshiba telephone sets for the World Trade Organization (WTO) Hong Kong Ministerial Conference


WTO
HONG KONG
MINISTERIAL
CONFERENCE
Certificate of Appreciation

- Announcement of 2005-06 Interim Results

January 2006

- Chevalier (Network Solutions) Limited was awarded a contract to provide telephone system maintenance service for The Peninsula Hotel Hong Kong

- Chevalier (Network Solutions) Limited was awarded "NEC PABX Telephone System Maintenance Service Support" contract to provide maintenance service for the telephone system of American International Assurance Company (Bermuda) Limited (Hong Kong and Macau offices)

February 2006

- Opening of Pacific Coffee shop at Red Dot Design Museum, Singapore

- Chevalier (Network Solutions) Limited was awarded a contract, "Install, Move, Add and Change – IMAC", an outsource project of IBM China / Hong Kong


Pacific Coffee Company

March 2006

- Opening of Pacific Coffee shop at Tung Chung Citygate

- Opening of Pacific Coffee shop at Republic Plaza, Singapore

- Opening of the second Pacific Coffee shop in Beijing, China (Bright China Chang An Building)



During the year under review, the Group recorded substantial improvement in performance attributable to the improved results of its various businesses, including computer and information communication technology, food and beverage and investment in securities. As compared with last year, the Group's turnover and profit attributable to equity holders of the Company increased by 21% and 23 times respectively to HK$832 million and HK$37 million.


CHEVALIER
其士集團
CHEVALIER GROUP
Dr Chow Yei Ching
Chairman

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK5 cents (2005: HK1 cent) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 25th August, 2006. Together with the interim dividend of HK3 cents (2005: HK1 cent) per share paid in January 2006, the total dividends for the year amounted to HK8 cents (2005: HK2 cents) per share, 300% more than last year and representing a dividend payout of 37.1%. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Thursday, 5th October, 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

Despite a mild 4.5% decline in its turnover to HK$549 million, the Computer and Information Communication Technology segment reported 12 times increase in operating profit to HK$18.4 million.

The Computer Division continued to perform well and remained as the major contributor of both turnover and profit in this segment. Profit growth of the division, in particular, was the result of strong performance of notebook distribution business in Hong Kong. Representing a worldwide leading brand in notebook computer – Toshiba, the division captured the growing local demand for computer equipments at the effort of its internal sales teams working in close collaboration with dealers and suppliers to deepen market penetration. Restructured and adopting stringent cost control, its Thailand operation managed improvement in performance. The Business Machines Division also streamlined its operations and scaled down several loss incurring businesses, focusing its resources and efforts on the more promising local market.


TOSHIBA
Chevalier distributes Toshiba notebooks and various multimedia digital products

The Network Solutions Division also recorded improved profit. This division offers comprehensive telecommunication and IT network solutions to corporate customers. Major projects undertaken during the year included the provision of maintenance service for the telephone call center system of The Peninsula Hotel Hong Kong, maintenance of PABX Systems and Solutions for American International Assurance covering 8,000 extensions, and installation and maintenance of Business Telephone System for various HKSAR government departments. The Thailand Office of this division recorded improved performance in 2005. It offers comprehensive telecommunication, software applications and IP Telephony


THE PENINSULA
Chevalier provides telephone system maintenance service for the Peninsula Hotel Hong Kong


Chevalier provides maintenance service of PABX Systems and Solutions for American International Assurance

Solutions to corporate clients. Major projects undertaken during the year included the provision of maintenance service under a 5-year contract for the Call Center of AIS (the largest mobile phone operator in Thailand) with more than 2000 agents, upgrading the IP PABX (over 3000 users) of CitiBank's Thailand Office, installation and maintenance of the IP PABX System of Standard Chartered Bank Thailand.

Pacific Coffee, which was acquired by the Group on May 20, 2005 contributed a 10-month turnover of HK$180 million to the new Food and Beverage segment for the year. Segmental profit amounted to HK$18.8 million, which was in line with the Group's expectation. The newly acquired business was integrated into the Group's organisation structure smoothly without any disruption to daily management and operation. Pacific Coffee continued its growth plan in Hong Kong and Singapore and expanded into the Mainland China market during the year. Efforts were made together with suppliers and partners to ensure new shops offer customers a pleasing environment coupled with high quality products and services. Before the acquisition in May 2005, Pacific Coffee had a total of 44 outlets. Currently, Pacific Coffee operates a total of 57 outlets, including 44 in Hong Kong, 8 in Singapore, 3 in Shanghai and 2 in Beijing. It also plans to expand its business to Macau before the end of this year. The outlets in Hong Kong range from 500 sq. ft. to 4,400 sq. ft. in floor area. The new shops in Tung Chung and Wanchai are large-scale outlets of 3,000 sq. ft. and 2,500 sq. ft. respectively. With providing world-class coffee, delicious foods and comfortable environment as its objectives, Pacific Coffee is bold in adopting new concepts and store designs – the Pak Fook Store in Wanchai took on a contemporary look in April this year, and expanded its product offerings to include "Gelato", freshly made Italian style ice cream and sorbet. To further strengthen Pacific Coffee's image and market leadership, the Group plans to step up investment in IT infrastructure, marketing campaign and internal management system of the business to enhance efficiency and customer loyalty.

In addition to the food and beverage retail business, Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate accounts. Convinced by the success of Pacific Coffee in capturing the fast growing and lucrative specialty coffee business in Hong Kong, the

PRC and neighboring countries, the Board intends to further develop the Group's food and beverage businesses to obtain economy of scale and broaden the income stream. New stores will be added to the Pacific Coffee chain, and expansion through acquisition will be considered, if the right opportunities arise.

Favorable conditions in the equity and bond securities market saw the profit of the Group's investment in securities segment increase by 325% to HK$5.7 million. The Group, however, has continued to adopt a prudent approach in managing its investment in securities with its portfolio weighing more heavily on structured deposits and debentures. The Group also maintains high liquidity in the portfolio with substantial cash on hand to meet the needs of operating and investing activities from time to time.



The ever-expanding Pacific Coffee has opened more new shops with creative concept and shop design

PROSPECTS

In Mainland China, recent economic data in relation to industrial production, retail sales and M2 supply growth all pointed to a higher-than-expected annual growth. The set of buoyant data, however, is expected to lead to further tightening of the government's grip on the economy and overheated sectors such as the property sector. The service sector, on the other hand, will benefit from the government striving to enhance private consumption and the retail sector, which will also be conducive to the Group expanding its food and beverage business in Mainland China.

The world economy has moved into an asset-inflation phase compounded by surging commodity prices fuelled by the tremendous increase in demand from emerging markets. Amid fear of rising inflation, global monetary policy is expected to tighten further, thus continue to create pressure on growth and keep risk premium high. In Hong Kong, impressive economic growth continued in the first quarter of 2006, but economic slowdown in our major export markets will see Hong Kong make only moderate real growth in 2006. Although notebook computer faced a tough market in the 2nd quarter of 2006, the steadily growing Hong Kong economy is expected to brace growth of the Group's IT business. The Group will actively develop the home networking equipment market together with potential strategic partners. In addition to focusing on network protection and email security solutions, we will also undertake multimedia networking projects and strive to capture opportunities in service outsourcing.

The Group is excited about the potential of Pacific Coffee in Mainland China. It believes the number of Pacific Coffee stores, with Shanghai, Beijing and other major Chinese cities as bases, will increase and reach three digits within the next few years. Initial consumer response and industry feedback have been positive as a refined operation model is applied in Pacific Coffee's mainland stores to meet the special needs of this significant market. It is the strategy of Pacific Coffee to operate its own stores rather than via franchise, in its bid to ensure quality and operational consistency. However, the Group also recognises the need for it to from time to time leverage the skills and market knowledge of certain local partners which is achieved through alternative business financing and operating models.

To grow its new lifestyle food and beverage business, the Group will continue to explore investment opportunities in Hong Kong and neighboring regions. It aims to generate higher recurrent income and profit from the segment in the coming financial years.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism, which was instrumental to helping the Group achieve strong performance for the year.

CHOW Yei Ching
Chairman

Hong Kong, 24th July, 2006

As at 31st March, 2006, the Group's total net asset attributable to equity holders of the Company amounted to HK$411 million (2005: HK$378 million), a increase of HK$33 million or 9% when compared with 2005.

Total debt to equity ratio was 24.6% (2005: 0.03%) and net debt to equity ratio was nil (2005: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$411 million (2005: HK$378 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$101 million (2005: HK$121,000). Cash and deposit at bank including structured deposits amounted to HK$122 million (2005: HK$181 million) and there are no net borrowings for the two years.

Finance costs for the year amounted to HK$3.9 million (2005: HK$1,000). The increase is due to the increase of banking loans of over HK$100 million to finance mainly the acquisition of Pacific Coffee.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Particulars of major properties held by the Group as investment properties/properties for own use are as follows:

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office and showroom	21,300	Freehold	100
Condominium Unit, Room No. 17/353, Soi Sukhumvit 4 (Nana-Tai), Sukhumvit Road, Klongton Subdistrict, Klongtoey District, Bangkok Metropolis	Staff quarters	900	Freehold	100
Unit No. 303, 3rd Floor, Silom Complex, Silom Road, Bangrak District, Bangkok	Shop	760	Short	100
Unit No. 40-41, Fortune Town Department Store, 2nd Floor, Ratchaddapisek Road, Din Dang District, Bangkok	Shop	580	Short	100
The Mainland China				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office for rental	7,200	Medium	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
Hong Kong				
23rd Floor, No. 88 Lockhart Road, Wanchai	Service centre	2,010	Medium	100

The board of directors (the "Board") is committed to maintaining a high standard of corporate governance practices and business ethics in the firm belief that they are essential for maintaining and promoting investors' confidence and maximising shareholders' returns. The Board reviews its corporate governance practices from time to time in order to meet the rising expectations of stakeholders and comply the increasing stringent regulatory requirements, and to fulfil its commitment to excellence in corporate governance.

The Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") came into effect on 1st January, 2005. The CG Code sets out two levels of corporate governance practices namely, mandatory code provisions that a listed company must comply with or explain its non-compliance, and recommended best practices that a listed company is encouraged to comply with but need not disclose in the case of non-compliance. The Company is in compliance with the mandatory code provisions of the CG Code except for certain areas of non-compliance discussed later in this report.

BOARD OF DIRECTORS

The Board is charged with providing effective and responsible leadership for the Company. The directors, individually and collectively, must act in good faith in the best interests of the Company and its shareholders. The Board sets the Group's overall objectives and strategies, monitors and evaluates its operating and financial performance and reviews the corporate governance standard of the Company. It also decides on matters such as annual and interim results, major transactions, director appointments or re-appointment, and dividend and accounting policies. Biographical details of the Directors of the Company as at the date of this report are set out on pages 22 and 23.

The Board comprises 6 Executive Directors and 3 Independent Non-Executive Directors. The full Board met four times during the year under review. The attendance of Directors at the Board Meetings and the Board Committees Meetings is set out in the table below:

	Meetings Attended/Held		
Directors	**Board**	**Audit Committee**	**Remuneration Committee**
Executive Directors			
Dr Chow Yei Ching *(Chairman)*	3/4		
Mr Fung Pak Kwan *(Managing Director)*	4/4		2/2
Mr Kuok Hoi Sang	4/4		1/2
Mr Chow Vee Tsung, Oscar	3/4		1/2
Mr Kan Ka Hon	4/4		
Miss Lily Chow	4/4		
Independent Non-Executive Directors			
Mr Shinichi Yonehara	2/4	2/2	2/2
Mr Wu King Cheong	4/4	2/2	2/2
Mr Kwong Man Sing	4/4	2/2	2/2

The Board members have no financial, business, family or other relationships with each other save for that Dr Chow is the father of Mr Chow Vee Tsung, Oscar and Miss Lily Chow. Each of the Independent Non-Executive Directors has confirmed in writing his independence to the Company pursuant to Rule 3.13 of the Listing Rules.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Since the Board is involved in the appointment of new Directors, the Company has not established a Nomination Committee. The Board will take into consideration criteria such as expertise, experience, integrity and commitment when considering new director appointments. All candidates must also meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-Executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Bye-Laws of the Company (the "Bye-Laws"), all Directors are subject to retirement by rotation and re-election at annual general meetings of the Company. New Directors appointed by the Board during the year are required to retire and submit themselves for re-election at the annual general meeting or general meeting immediately following their appointments. Further, at each annual general meeting, one-third of the Directors, or, if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire from office by rotation and no later than the third annual general meeting since the last re-election or appointment of such Director. Currently, all Independent Non-Executive Directors are not appointed for a specific term.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The CG Code provision stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Chairman of the Company is Dr Chow Yei Ching and the Managing Director is Mr Fung Pak Kwan. The role of the Chairman is separate from that of the Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Managing Director is responsible for managing the Group's businesses.

AUDIT COMMITTEE

The Audit Committee was established in 1998 with written terms of reference and Mr Kwong Man Sing, an Independent Non-Executive Director of the Company, is the Chairman of the committee. He is a qualified accountant with extensive experience in financial reporting and controls. Other members include all other Independent Non-Executive Directors, namely, Mr Shinichi Yonehara and Mr Wu King Cheong. The Audit Committee is responsible for the appointment of external auditors, review of the Group's financial information and oversight of the Group's financial reporting system, internal control procedures and risk management frameworks. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. Its terms of reference are accessible on the Company's website, http://www.chevalier-itech.com.

The Audit Committee held two meetings during the year ended 31st March, 2006. At the meetings, it reviewed the connected transactions, the interim accounts for the six months ended 30th September, 2005 and last year's final results for the year ended 31st March, 2005, and has reviewed with Management the accounting principles and practices adopted by the Group and discussed the auditing, internal controls, financial reporting matters and risk management systems of the Group. The final results for the year ended 31st March, 2006 were reviewed by the Audit Committee in its meeting held on 13th July, 2006.

REMUNERATION COMMITTEE

The Remuneration Committee was established on 10th March, 2005 with written terms of reference. Mr Wu King Cheong was the Chairman of the committee. Other members of the committee include Messrs Shinichi Yonehara, Kwong Man Sing, Fung Pak Kwan and Chow Vee Tsung, Oscar. The Remuneration Committee is responsible for reviewing and determining the compensation and benefits of the Directors and senior management of the Company. Its terms of reference are accessible on the Company's website, http://www.chevalier-itech.com.

The Remuneration Committee held two meetings during the year ended 31st March, 2006 to review the remuneration packages paid to Directors and Senior Management for the year ended 31st March, 2006.

MANAGEMENT COMMITTEE

The Board has delegated the authority and responsibility for implementing its business strategies and managing the daily operations of the Group's business to an Executive Committee which was established in 1989. Members of the Executive Committee comprise 6 Executive Directors, namely Dr Chow Yei Ching, Messrs Fung Pak Kwan, Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Miss Lily Chow.

INTERNAL CONTROL

The Board has overall responsibilities for maintaining a sound and effective internal control system of the Group. During the year, the Board has conducted a review of the effectiveness of the Group's internal control system, covering its financial, operational, compliance control and risk management functions for internal controls. The Group's system of internal control includes a defined management structure with limits of authority, and is designed to help the Group achieve its business objectives, safeguard its assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage rather than eliminate risks of failure in the Group's operational systems and in the achievement of the Group's business objectives.

The Internal Audit Department plays a major role in monitoring the internal control of the Group and reports directly to the Chairman. It has unrestricted access to review all aspects of the Group's activities and internal controls. It also conducts special audits of areas of concern identified by Management or the Audit Committee. The Internal Audit Department adopts risk and control-based audit approach. All audit reports are circulated to the Audit Committee and key management. The Internal Audit Department is also responsible for following up the implementation of recommendations and corrective actions. The Audit Committee has free and direct access to the Head of Internal Audit Department without reference to the Chairman or Management.

DIRECTORS' AND AUDITORS' RESPONSIBILITIES FOR THE ACCOUNTS

The Directors acknowledge that it is their responsibilities in preparing the financial statements for the year ended 31st March, 2006 on a going concern basis.

The Auditors of the Company acknowledge their reporting responsibilities in the auditors' report on the financial statements for the year ended 31st March, 2006 as set out in the Auditors' Report on page 26.

AUDITORS' REMUNERATION

During the financial year ended 31st March, 2006, the fees paid/payable to the auditors in respect of audit and non-audit services provided by the auditors to the Group were as follows:

	Amount (HK$'000)
Audit services	959
Non-audit services	
(i) Tax services	60
(ii) Other services	485

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 of the Listing Rules. Following a specific enquiry, each of the Directors confirmed that he/she has complied with the Model Code throughout the year.

SOCIAL RESPONSIBILITY

The Group is committed to being a successful and responsible corporate citizen. As such, we are committed not only to delivering quality products and services to our customers and strong and sustained financial performance to our shareholders. We are also committed to creating a positive impact in the communities where we conduct business. We aim to achieve this by, amongst others, support charitable organisations and causes; by ensuring that the workers producing our products are treated with fairness and respect; and at all times achieving our goals through environmentally friendly means.

INVESTOR AND SHAREHOLDER RELATIONS

The Group's senior management maintains close communications with investors, analysts, fund managers and the media by various channels including individual interviews and meetings. The Group also responds promptly to request for information and queries from the investors.

The Board also welcomes the views of shareholders on matters affecting the Group and encourages them to attend shareholders' meetings to communicate any concerns they might have with the Board or Management directly.

The Company provides extensive information of the Group timely to the shareholders and the public through the publication of interim and annual reports, circulars, notices and announcements. The financial and other information relating to the Group is disclosed on the Company's website at http://www.chevalier-itech.com.

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2006.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries and associate are shown on pages 71 and 72 and note 19 to the financial statements respectively.

The Group's turnover and results for the year ended 31st March, 2006 analysed by business and geographical segments are set out in note 35 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2006 are set out in the consolidated income statement on page 27. An interim dividend of HK3 cents per share was paid on Thursday, 12th January, 2006. The Directors now recommend the payment of a final dividend of HK5 cents per share.

Share Capital

Movements in the Company's share capital during the year are set out in note 32 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company during the year are set out in note 40 to the financial statements.

Reserves

Movements in reserves during the year are set out in page 30 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 14 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 15 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The five largest suppliers accounted for 82% of the Group's purchases for the year whereas the five largest customers accounted for 22% of the Group's sales for the year. The largest supplier and the largest customer accounted for 73% and 3% of the Group's purchases and sales respectively. None of the Directors, their associates nor any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Major Properties

Particulars of the major properties of the Group as at 31st March, 2006 are set out in page 13.

Employees and Remuneration Policies

As at 31st March, 2006, the Group employed approximately 846 full time staff globally. Total staff costs amounted to approximately HK$112 million for the year ended 31st March, 2006. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$145,000 to charitable bodies.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors
Dr CHOW Yei Ching *(Chairman)*
Mr FUNG Pak Kwan *(Managing Director)*
Mr KUOK Hoi Sang
Mr CHOW Vee Tsung, Oscar *(Appointed on 18th April, 2005)*
Mr KAN Ka Hon
Miss Lily CHOW

Independent Non-Executive Directors
Mr Shinichi YONEHARA
Mr WU King Cheong
Mr KWONG Man Sing

In accordance with the Company's Bye-laws, Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang, KAN Ka Hon, Shinichi YONEHARA and WU King Cheong shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang, CHOW Vee Tsung, Oscar, KAN Ka Hon and Shinichi YONEHARA are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier International Holdings Limited ("CIHL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contract of significance to which the Company or its holding company or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Continuing Connected Transactions

The Group has from time to time conducted transactions with CIHL and its subsidiaries (the "CIHL Group") which are "connected persons" for the purposes of the Listing Rules.

During the year ended 31st March, 2006, the Company has in effect the continuing connected transactions set out below which are non-exempt continuing connected transactions under the Listing Rules. The following tenancy agreements (the "Tenancy Agreements") were entered into by Chevalier (OA) Holdings Limited, a wholly-owned subsidiary of the Company as tenant with the following subsidiaries of CIHL as landlord(s). Details of the transactions are set out as follows:-

Landlord	Date of Agreement	Terms	Premises	Rental for the year *(HK$)*
Winfield Development Limited	30th September, 2004	2 years commencing from 1st October, 2004	Portion of 3rd Floor of Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories, Hong Kong	601,704
Peak Gain Limited	30th September, 2004	2 years commencing from 1st October, 2004	Portion of 6th, 7th, 8th, 9th and 10th Floors of Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay, Hong Kong	3,568,212
Oriental Sharp Limited	30th September, 2004	2 years commencing from 1st October, 2004	Portion of 19th and 22nd Floors of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong	135,480

During the year, rentals for the Tenancy Agreements amounting to approximately HK$4.3 million were paid to the CIHL Group.

Announcement was published on 3rd November, 2004 regarding the Tenancy Agreements in accordance with the Listing Rules. The Transactions were subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules and were exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. The Company had complied with the reporting and announcement requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules.

All the continuing connected transactions under the Tenancy Agreements (the "Transactions") were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

The Transactions have been reviewed by the Independent Non-Executive Directors of the Company. The Independent Non-Executive Directors of the Company have confirmed that the continuing connected transactions have been entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to/from independent third parties;

(iii) in accordance with the relevant agreements governing such transactions; and

(iv) on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Continuing Connected Transactions – continued

Pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the connected transactions of the Group to assist the Directors to evaluate whether the Transactions:

1. have received the approval from the Board of Directors;

2. have been entered into in accordance with the terms of the relevant agreement governing such transactions; and

3. have not exceeded the relevant cap amount for the financial year ended 31st March, 2006 as set out in the Announcement.

The auditors have reported their factual findings on these procedures to the Board of Directors. All Independent Non-Executive Directors of the Company have reviewed the Transactions and the report of the auditors and confirmed that the Transactions:

1. have received the approval from the Board of Directors;

2. have been entered into in accordance with the terms of the relevant agreement governing such transactions; and

3. have not exceeded the relevant cap amount for the financial year ended 31st March, 2006 as set out in the Announcement.

Directors' and Chief Executives' Interests in Securities

As at 31st March, 2006, the interests and short positions of the Directors and the chief executives of the Company in the share, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares

		Number of ordinary shares			
Name of Directors	**Capacity**	**Personal interests**	**Corporate interests**	**Total**	**Approximate percentage of interest (%)**
CHOW Yei Ching	Beneficial owner and interest of controlled corporation	6,815,854	104,198,933*	111,014,787	64.79
FUNG Pak Kwan	Beneficial owner	2,580,000	–	2,580,000	1.5
KUOK Hoi Sang	Beneficial owner	2,400,000	–	2,400,000	1.4
KAN Ka Hon	Beneficial owner	451,200	–	451,200	0.26
Shinichi YONEHARA	Beneficial owner	600	–	600	0.00035

* *Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 104,198,933 shares of the Company which were held by CIHL as Dr Chow beneficially owned 147,738,359 shares in CIHL, representing approximately 53.03% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

Directors' and Chief Executives' Interests in Securities – continued

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Number of ordinary shares			Approximate percentage of interest (%)
		Capacity	Personal interests	Total	
CHOW Yei Ching	CIHL	Beneficial owner	147,738,359	147,738,359	53.03
FUNG Pak Kwan	CIHL	Beneficial owner	93,479	93,479	0.03
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.0006

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2006, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein, or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Share Option Schemes

A share option scheme of the Company (the "CiTL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September, 2002. Another share option scheme of CIHL (the "CIHL Scheme") was also approved by the shareholders of CIHL on 20th September, 2002. The CiTL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CiTL Scheme and the CIHL Scheme. There was no outstanding option under the CiTL Scheme and the CIHL Scheme at the beginning and at the end of the year.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

Apart from the management agreement entered into with CIHL Group as set out in note 42(a) to the financial statements, no other contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman, aged 70, is the founder of Chevalier Group since 1970. He is the Chairman and Managing Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is also an Independent Non-Executive Director of Van Shung Chong Holdings Limited and Shaw Brothers (Hong Kong) Limited and a Non-Executive Director of Television Broadcasts Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Mr Chow Vee Tsung, Oscar and Miss Lily Chow, Executive Directors of the Company. Dr Chow is a director of Chevalier (HK) Limited ("CHK") and Firstland Company Limited ("Firstland") which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Mr FUNG Pak Kwan, Managing Director, aged 54, joined Chevalier Group in 1974 and is a Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile, hotel business in North America and food & beverage business of the Chevalier Group. Mr Fung is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Mr KUOK Hoi Sang, Director, aged 56, joined Chevalier Group in 1972 and is the Managing Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group. Mr Kuok is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Mr CHOW Vee Tsung, Oscar, Director, aged 32, joined Chevalier Group in 2000 and is a Director of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Chairman of the Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a council member of the Hong Kong Productivity Council and the Internet Professionals Association, an Advisory council of The Better Hong Kong Foundation, a registered manager of Yan Chai Hospital No.2 Secondary School and an Honorary Chairman of the Taiwan Business Association (HK) Ltd. He is the son of Dr Chow Yei Ching, the Chairman of the Company and is also a brother of Ms Lily Chow, an Executive Director of the Company. Mr Chow is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Directors' Biographies – continued

Executive Directors – continued

Mr KAN Ka Hon, Director and Company Secretary, aged 55, joined Chevalier Group in 1986 and is a Director and Company Secretary of CIHL, a public company listed on the Stock Exchange and a substantial shareholder of the Company. He is an Independent Non-Executive Director of Victory City International Holdings Limited and Easyknit Enterprises Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants. Mr Kan is a director of CHK and Firstland which are the wholly-owned subsidiaries of CIHL and the substantial shareholders of the Company. CHK, Firstland and CIHL have a discloseable interest in the capital of the Company under the SFO.

Miss Lily CHOW, Director, aged 43, joined Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of Guangdong Provincial Committee of Chinese People's Consultative Conference, Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial Committee of Chinese People's Political Conference and Shanghai Women's Federation Committee. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching, the Chairman of the Company and is also a sister of Mr Chow Vee Tsung, Oscar, an Executive Director of the Company.

Independent Non-Executive Directors

Mr Shinichi YONEHARA, aged 55, was appointed as an Independent Non-Executive Director in 2001 and a member of the Audit Committee and Remuneration Committee of the Company. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. Mr Yonehara is well-experienced in aircraft, telecommunications and IT businesses.

Mr WU King Cheong, aged 55, was appointed as an Independent Non-Executive Director in October, 2002 and a member of the Audit Committee and Remuneration Committee of the Company. He is an Executive Director of Lee Cheong Gold Dealers Limited. He is also a Councillor of the Eastern District Council of the HKSAR, Assistant Treasurer of the Chinese General Chamber of Commerce and Member of Hong Kong Housing Authority, as well as the Honorary Permanent President of the Chinese Gold and Silver Exchange Society and the Hong Kong Stockbrokers Association. He is also an Independent Non-Executive Director of Yau Lee Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited, Miramar Hotel and Investment Co., Ltd. and Hong Kong Ferry (Holdings) Company Limited, all of which are companies listed on the Stock Exchange.

Mr KWONG Man Sing, aged 60, was appointed as an Independent Non-Executive Director in 2004 and a member of the Audit Committee and Remuneration Committee of the Company. He is a professional accountant and also holds a Bachelor degree of Applied Science in Electrical Engineering of University of Toronto. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Canadian Institute of Chartered Accountants. Mr Kwong was with PricewaterhouseCoopers, Certified Public Accountants for more than 32 years, of which he was an audit partner since 1980 until he retired from the firm on 30th June 2002.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme (the "Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Retirement Schemes - continued

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$5,093,000 against which the forfeited contributions amounting to HK$201,000 have been deducted. There were forfeited contributions amounting to HK$57,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholders' Interests in Securities

As at 31st March, 2006, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Number of shares held		Approximate percentage of interest (%)
CHOW Yei Ching	111,014,787	*(Notes 1 and 3)*	64.79
MIYAKAWA Michiko	111,014,787	*(Notes 2 and 3)*	64.79
CIHL	104,198,933	*(Note 3)*	60.81
CHK	13,471,200	*(Note 3)*	7.86
Firstland	13,471,200	*(Note 3)*	7.86

Notes:

1. *Under the SFO, these shares were held by Dr Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 104,198,933 in which Dr Chow was deemed to be interested.*

2. *Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 111,014,787 shares held by Dr Chow.*

3. *These shares were held as interest of controlled corporation through Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, CHK, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 shares.*

Save as disclosed above, as at 31st March, 2006, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the year was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Corporate Governance

The Board of the Company is committed to maintain high standards of corporate governance. The Company has complied throughout the year ended 31st March, 2006 with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules with exception of deviation. Detailed information on the Company's corporate governance practices is set out in the Corporate Governance Report contained in pages 14 to 16 of the Annual Report.

Sufficiency of Public Float

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares as at 24th July, 2006, the latest practicable date to ascertain such information prior to the issue of this annual report.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who will retire at the forthcoming Annual General Meeting.

On behalf of the Board

CHOW Yei Ching
Chairman

Hong Kong, 24th July, 2006

Deloitte.
德勤

TO THE SHAREHOLDERS OF CHEVALIER iTECH HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Chevalier iTech Holdings Limited (the "Company") and its subsidiaries (the "Group") on pages 27 to 72 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31st March, 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
24th July, 2006

Consolidated Income Statement

For the year ended 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Turnover	7	**831,745**	687,108
Cost of sales		**(621,790)**	(626,233)
Gross profit		**209,955**	60,875
Other income	8	**10,888**	1,744
Selling and distribution costs		**(159,980)**	(52,884)
Administrative expenses		**(7,470)**	(4,595)
Other expenses		**(8,659)**	(2,421)
Share of result of an associate		**–**	(826)
Finance costs	9	**(3,906)**	(1)
Profit before taxation	10	**40,828**	1,892
Income tax expenses	11	**(3,862)**	(339)
Profit for the year		**36,966**	1,553
Attributable to:			
Equity holders of the Company		**36,966**	1,553
Minority interests		**–**	–
		36,966	1,553
Dividends	12		
Interim, paid		**5,141**	1,714
Final, proposed		**8,568**	1,713
Earnings per share	13	**21.57 HK cents**	0.91 HK cents

Consolidated Balance Sheet

As at 31st March, 2006

	Notes	**2006**	2005
		HK$'000	*HK$'000*
			(Restated)
Non-current assets			
Investment properties	14	**7,120**	5,160
Property, plant and equipment	15	**55,895**	24,518
Prepaid lease payments	16	**2,192**	4,115
Goodwill	17	**82,392**	–
Trademark	18	**108,000**	–
Interest in an associate	19	**–**	–
Amount due from an associate	20	**–**	379
Available-for-sale investments	21	**10,020**	–
Investments at fair value through profit or loss	22	**49,588**	–
Investments in securities	23	**–**	4,440
		315,207	38,612
Current assets			
Inventories	24	**66,991**	55,262
Properties for sale, at cost		**–**	1,135
Debtors, deposits and prepayments	25	**100,164**	70,956
Amount due from ultimate holding company	26	**1,756**	711
Amounts due from customers for contract work	27	**342**	939
Tax recoverable		**662**	574
Investments at fair value through profit or loss	22	**73,279**	–
Investments in securities	23	**–**	110,815
Derivative financial instruments	28	**32**	–
Bank balances and cash equivalents	29	**72,399**	181,451
		315,625	421,843
Current liabilities			
Creditors, deposits and accruals	30	**75,164**	59,662
Bills payable	30	**1,881**	695
Amounts due to customers for contract work	27	**264**	199
Deferred service income		**20,420**	20,751
Provision for taxation		**942**	411
Bank borrowings	31	**52,000**	121
		150,671	81,839
Net current assets		**164,954**	340,004
Total assets less current liabilities		**480,161**	378,616

As at 31st March, 2006

	Notes	**2006** **HK$'000**	2005 HK$'000 (Restated)
Capital and reserves			
Share capital	32	**85,678**	85,678
Reserves		**325,422**	292,683
Equity attributable to equity holders of the Company		**411,100**	378,361
Minority interests		**176**	175
Total equity		**411,276**	378,536
Non-current liabilities			
Bank borrowings	31	**49,000**	–
Deferred taxation	33	**19,885**	80
		68,885	80
Total equity and non-current liabilities		**480,161**	378,616

The financial statements on pages 27 to 72 were approved and authorised for issue by the Board of Directors on 24th July, 2006 and are signed on its behalf by:

FUNG Pak Kwan
DIRECTOR

CHOW Vee Tsung, Oscar
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2006

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Properties revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st April, 2004 as originally stated	85,678	223,434	18,231	14	2,764	1,036	52,429	383,586	174	383,760
Effect of changes in accounting policies (*see Note 3*)	-	-	-	-	(2,764)	668	2,220	124	-	124
At 1st April, 2004 as restated	85,678	223,434	18,231	14	-	1,704	54,649	383,710	174	383,884
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity	-	-	-	-	-	(47)	-	(47)	1	(46)
Profit for the year as restated	-	-	-	-	-	-	1,553	1,553	-	1,553
Total recognised income and expense for the year	-	-	-	-	-	(47)	1,553	1,506	1	1,507
Final dividend of 2004 paid	-	-	-	-	-	-	(5,141)	(5,141)	-	(5,141)
Interim dividend of 2005 paid	-	-	-	-	-	-	(1,714)	(1,714)	-	(1,714)
At 31st March, 2005	85,678	223,434	18,231	14	-	1,657	49,347	378,361	175	378,536
Effect of changes in accounting policies (*see Note 3*)	-	-	(171)	-	-	-	3,085	2,914	-	2,914
At 1st April, 2005 as restated	85,678	223,434	18,060	14	-	1,657	52,432	381,275	175	381,450
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity	-	-	-	-	-	(287)	-	(287)	1	(286)
Profit for the year	-	-	-	-	-	-	36,966	36,966	-	36,966
Total recognised income and expense for the year	-	-	-	-	-	(287)	36,966	36,679	1	36,680
Final dividend of 2005 paid	-	-	-	-	-	-	(1,713)	(1,713)	-	(1,713)
Interim dividend of 2006 paid	-	-	-	-	-	-	(5,141)	(5,141)	-	(5,141)
At 31st March, 2006	85,678	223,434	18,060	14	-	1,370	82,544	411,100	176	411,276

For the year ended 31st March, 2006

	Note	2006 HK$'000	2005 HK$'000 (Restated)
OPERATING ACTIVITIES			
Profit before taxation		**40,828**	1,892
Adjustments for:			
Share of result of an associate		**–**	826
Interest income		**(1,653)**	(269)
Interest expenses		**3,906**	1
Depreciation of property, plant and equipment		**15,801**	4,346
Amortisation of prepaid lease payments		**251**	253
Allowance for doubtful debts (written back) provided		**(1,736)**	955
(Gain) loss on disposal of property, plant and equipment		**(351)**	450
Written-down of inventories		**1,000**	518
Impairment loss on investment securities		**–**	560
Impairment loss on available-for-sale investments		**2,466**	–
Decrease in fair value of derivative financial instruments		**2,882**	–
Impairment loss on amount due form an associate		**1,745**	–
Reversal of impairment loss on prepaid lease payments		**(107)**	–
Increase in fair value of investment properties		**(190)**	–
Operating cash flows before movements in working capital		**64,842**	9,532
(Increase) decrease in inventories		**(8,475)**	11,430
(Increase) decrease in debtors, deposits and prepayments		**(9,781)**	5,305
Decrease of properties for sale		**1,135**	–
Increase in investments at fair value through profit or loss		**(12,052)**	–
Decrease (increase) in amounts due from customers for contract work		**597**	(501)
Decrease in investments in securities		**–**	41,954
Increase (decrease) in bills payable		**1,186**	(1,026)
Increase (decrease) in creditors, deposits and accruals		**4,120**	(6,720)
Increase (decrease) in amounts due to customers for contract work		**65**	(1,123)
(Decrease) increase in deferred service income		**(394)**	2,085
Increase in amount due from ultimate holding company		**(1,045)**	(466)
Exchange difference		**117**	(394)
Cash from operations		**40,315**	60,076
Profits tax paid		**(6,636)**	(1,184)
Profits tax refunded		**374**	237
Interest paid		**(3,906)**	(1)
NET CASH FROM OPERATING ACTIVITIES		**30,147**	59,128

Consolidated Cash Flow Statement

For the year ended 31st March, 2006

	Note	**2006**	2005
		HK$'000	*HK$'000*
			(Restated)
INVESTING ACTIVITIES			
Interest received		**1,280**	269
(Advance to) repayment from an associate		**(1,366)**	1,034
Purchase of property, plant and equipment		**(24,490)**	(6,063)
Proceeds from disposal of property, plant and equipment		**4,065**	1,600
Purchase of available-for-sale investments		**(8,046)**	–
Acquisition of subsidiaries	34	**(204,531)**	–
Withdrawal of fixed deposit		**–**	7,800
NET CASH (USED IN) FROM INVESTING ACTIVITIES		**(233,088)**	4,640
FINANCING ACTIVITIES			
Dividends paid		**(6,854)**	(6,855)
New bank loans raised		**140,000**	–
Repayments of bank loans		**(39,000)**	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES		**94,146**	(6,855)
Net (decrease) increase in cash and cash equivalents		**(108,795)**	56,913
Cash and cash equivalents at beginning of the year		**181,330**	124,335
Effect of changes in foreign exchange rates		**(136)**	82
Cash and cash equivalents at end of the year		**72,399**	181,330
Analysis of the balance of cash and cash equivalents			
Bank balances and cash equivalents		**72,399**	181,451
Bank overdrafts		**–**	(121)
		72,399	181,330

1. GENERAL

The Company is a public listed company incorporated in Bermuda with limited liability. The addresses of the registered office and principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report. The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL"), a limited liability company incorporated in Bermuda. Both CIHL's and the Company's shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out on pages 71 and 72.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business combinations

The Group has applied HKFRS 3 "Business Combinations" to business combinations for which the agreement date is on or after 1st January, 2005 and the relevant transitional provision in HKFRS for business combinations occurred to 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill and discount on acquisition

Discount on acquisition (previously known as negative goodwill) and goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on acquisition amounting to HK$198,000 and goodwill amounting to HK$27,000 on 1st April, 2005, previously recorded in the capital reserve, and transferred them to the Group's retained profits on 1st April, 2005.

As a result of the application of HKFRS 3, the capital reserve as at 1st April, 2005 has been decreased by HK$171,000 while the retained profits as at 1st April, 2005 have been increased by the same amount.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES - continued

Investment properties

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under predecessor accounting standard were measured at open market value, with revaluation surplus or deficits credited or charged to the investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied HKAS 40 retrospectively. The application of HKAS 40 has had no material effects on the results for the prior accounting periods. Accordingly, no prior year adjustment has been required. The financial impact for the current year is set out in note 3.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and the financial impact is set out in note 3.

Properties held for own use

In previous years, properties held for own use were stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations were performed with sufficient regularity such that the carrying amount did not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties was credited to the revaluation reserve, except to the extent that it reversed a revaluation decrease of the same asset previously recognised as an expense, in which case the increase was credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property was dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property.

Because the revaluation increase or decrease recognised in prior years were mainly attributable to leasehold land, the management considered it is more appropriate to use the cost model to account for the building after separation of the leasehold land upon the adoption of HKAS 17 as discussed above. Accordingly, the buildings are carried at their cost less any accumulated depreciation and any impairment losses after recognition. This change in accounting policy has been applied retrospectively and the financial impact is set out in note 3.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES - continued

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HK(SIC) Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the value of the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. However, the application of HK(SIC) Interpretation 21 has had no material effects on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Investments in debt and equity securities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31st March, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities were carried at cost less impairment losses while other investments were measured at fair value with unrealised gains or losses included in profit or loss for the period in which gains or losses arose. From 1st April, 2005 onwards, the Group has classified and measured its investments in debt and equity securities as "investments at fair value through profit or loss" or "available-for-sale investments" in accordance with HKAS 39. Under HKAS 39, "investments at fair value through profit or loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment loss after initial recognition.

On 1st April, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the transitional provisions of HKAS 39. As a result, the investments held for trading amounting to HK$110,815,000 were reclassified as financial assets at fair value through profit or loss and investment in unlisted equity securities amounted to HK$4,400,000 were reclassified to available-for-sale investments at 1st April, 2005 as disclosed in note 3.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – continued

Financial instruments – continued

Financial assets and financial liabilities other than debt and equity securities

From 1st April, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities which were previously outside the scope of SSAP 24 in accordance with the requirements of HKAS 39. Financial assets of the Group under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". The Group's financial liabilities comprise "other financial liabilities" which are carried at amortised cost using the effective interest method after initial recognition. The Group has applied the relevant transitional provision in HKAS 39. However, there has been no material effect on how the results for the current accounting period are prepared and presented.

Derivatives

By 31st March, 2005, the derivative financial instruments had not been recognised on the balance sheet. From 1st April, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives including embedded derivatives which should be separately accounted for from the non-derivative host contracts are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. Fair values of derivatives deemed as held for trading are recognised in profit or loss for the period in which they arise.

The Group has not recognised the derivative financial instruments on the balance sheet prior to 31st March, 2005. The Group has applied the relevant transitional provisions in HKAS 39. On 1st April, 2005, the Group recognised the fair value of the derivative financial instrument, foreign currency forward contract deemed as held-for-trading financial assets, amounting to HK$2,914,000, on the balance sheet and a corresponding adjustment to the Group's retained earnings. The financial impact on application of the standard has decreased the profit for the current year by HK$2,882,000.

New accounting standards not yet applied

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts", the Directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial statements of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" require financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition. The Group is still not in the position to reasonably estimate the impact that may arise from HKAS 39 and HKFRS 4 (Amendments).

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – continued

New accounting standards not yet applied – continued

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 financial reporting in hyperinflationary economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

1 Effective for annual periods beginning on or after 1st January, 2007.
2 Effective for annual periods beginning on or after 1st January, 2006.
3 Effective for annual periods beginning on or after 1st December, 2005.
4 Effective for annual periods beginning on or after 1st March, 2006.
5 Effective for annual periods beginning on or after 1st May, 2006.
6 Effective for annual periods beginning on or after 1st June, 2006.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior years (included in other expenses) are as follows:

	2006	2005
	HK$'000	*HK$'000*
Non-amortisation of goodwill	**3,391**	–
Decrease in depreciation arising from adoption of cost model of owner-occupied buildings	**94**	82
Decrease in valuation of properties for own use arising from adoption of cost model of owner-occupied buildings	**–**	(2,293)
Decrease in fair value of derivative financial instruments	**(2,882)**	–
Decrease in fair value of investments at fair value through profit or loss	**(4,730)**	–
Gains arising from changes in fair value of investment properties	**190**	–
Decrease in profit for the year	**(3,937)**	(2,211)

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES – continued

The cumulative effects of the application of the new HKFRSs on 31st March, 2005 and 1st April, 2005 are summarised below:

	As at 31st March, 2005 (originally stated)	Retrospective adjustments		As at 31st March, 2005 (Restated)	Prospective adjustments		As at 1st April, 2005 (Restated)
		HKAS 1	HKAS 16 and HKAS 17		HKFRS 3	HKAS 39	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet items							
Property, plant and equipment	31,405	–	(6,887)	24,518	–	–	24,518
Prepaid lease payments	–	–	4,115	4,115	–	–	4,115
Investments in securities	115,255	–	–	115,255	–	(115,255)	–
Available-for-sale investments	–	–	–	–	–	4,440	4,440
Derivative financial instruments	–	–	–	–	–	2,914	2,914
Investments at fair value through profit or loss	–	–	–	–	–	110,815	110,815
Total effects on assets and liabilities	146,660	–	(2,772)	143,888	–	2,914	146,802
Retained profits	49,338	–	9	49,347	171	2,914	52,432
Capital reserve	18,231	–	–	18,231	(171)	–	18,060
Exchange fluctuation reserve	989	–	668	1,657	–	–	1,657
Properties revaluation reserve	3,449	–	(3,449)	–	–	–	–
Minority interests	–	175	–	175	–	–	175
Total effects on equity	72,007	175	(2,772)	69,410	–	2,914	72,324
Minority interests	175	(175)	–	–	–	–	–

The financial effects of the application of the new HKFRSs to the Group's equity on 1st April, 2004 are summarised below:

	As originally stated	Adjustments		As restated
		HKAS 1	HKAS 17	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Retained profits	52,429	–	2,220	54,649
Exchange fluctuation reserve	1,036	–	668	1,704
Properties revaluation reserve	2,764	–	(2,764)	–
Minority interests	–	174	–	174
Total effects on equity	56,229	174	124	56,527

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost convention except for investment properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rule Governing the Listing of Securities on the The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance.

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(b) Goodwill

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after 1st January, 2005, representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition, is carried at cost less any accumulated impairment losses and is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating unit ("CGU"), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

4. SIGNIFICANT ACCOUNTING POLICIES - continued

(c) Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

(d) Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis.

Financial assets are derecognised when the rights to receive cash flows from the assets expire or the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

(i) Financial assets

Investments at fair value through profit or loss

Financial assets at fair value through profit or loss has two sub-categories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including debtors, amounts due from ultimate holding company and amount due from customers for contract work are carried at amortised cost using the effective interest rate method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(d) Financial instruments – continued

(i) Financial assets – continued

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as investments at fair value through profit or loss, loans and receivables and held to maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse through profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

(ii) Financial liabilities

Other than derivatives which are deemed as financial liabilities held for trading, *the* Group's financial liabilities mainly include creditors, bills payable and bank borrowings are subsequently measured at amortised cost, using the effective interest rate method.

(iii) Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(d) Financial instruments – continued

(iv) Derivative financial instruments

The Group uses derivative financial instruments (primarily foreign currency forward contracts) to reduce its risks associated with foreign currency fluctuations. Derivative financial instruments which do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in profit or loss.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

(e) Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method or reducing balance method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(f) Property, plant and equipment – continued

The property, plant and equipment are depreciated on the following methods, after taking into account their estimated residual value at the following rates per annum:

Straight-line method:

Freehold land	Nil
Buildings	Over the shorter of the term of the lease, or 20-50 years
Store machine	20%
Store and other equipment	Over the shorter of the term of the lease, or 10%

Reducing balance method:

	Initial charge upon purchase	Annual charge
Machinery, tools and equipment	20%	40%
Furniture, fixtures, office equipment and motor vehicles	20%	20%

(g) Prepaid lease payments

Prepaid lease payments represent upfront premium paid for use of land. Prepaid lease payment is charged to income statement over the term of relevant land leases on a straight-line basis.

(h) Trademarks

On recognition, trademarks acquired from business combinations are recognised at fair value. Trademarks with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gains or losses arising from derecognition of trademarks are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Trademarks with indefinite useful lives are tested for impairment by comparing the carrying amount of the trademarks with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of a trademark is estimated to be less than its carrying amount, the carrying amount of the trademark is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the trademark is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

4. SIGNIFICANT ACCOUNTING POLICIES - continued

(i) Properties for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

(k) Installation contracts

Where the outcome of an installation contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of an installation contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as "amounts due from customers for contract work". For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as "amounts due to customers for contract work". Amounts received before the related work is performed are included in the balance sheet, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the balance sheet under "debtors, deposits and prepayments".

(l) Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Income from sale of properties is recognised on the execution of a binding sales agreement.

4. SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessors are accounted for as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

(n) Borrowing costs

All borrowing costs are recognised as finance costs and included in profit or loss in period in which they are incurred.

(o) Foreign currencies

In preparing the financial statements of each individual group entity, transactions in the foreign currencies other than the functional currency of that entity are recorded in its functional currency at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which case, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into Hong Kong dollars, the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised in the translation reserve. Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

4. SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

(q) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group as a parent is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(r) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets which have an indefinite life to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset except for goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately. Impairment loss for goodwill is not reversed in subsequent period. The accounting policies for impairment of goodwill and trademark are set out in details in their respective policies.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and ageing analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group makes allowance for obsolete and slow-moving inventory items that are identified as no longer salable. The management estimates the net realisable value of its trading merchandise based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

Impairment of goodwill and trademark

In determining whether goodwill and trademark are impaired, an estimation of the value-in-use of the cash-generating units to which goodwill and trademark have been allocated is required. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit with a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment loss has been identified for the goodwill and trademark with carrying amounts HK$82,392,000 and HK$108,000,000 respectively as at 31st March, 2006.

Details of the impairment testing on goodwill and trademark are set out in note 37.

Income tax

No deferred tax asset has been recognised in respect of tax losses of HK$478,703,000 due to the unpredictability future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, additional recognition or reversal of deferred tax assets may arise, which would be recognised in the income statement for the period in which it takes place.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial assets and liabilities include trade and other debtors, amount due from ultimate holding company, bank balances and cash, trade and other creditors, bills payable, bank borrowings and investments. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The management of the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In addition, the management of the Group is responsible to determine credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In this regard, the Directors of the Company consider that the Group's credit risk is significantly reduced.

The Group has no significant concentration of credit risk in respect of its trade debtors, with exposure spread over a number of counterparties and customers.

The credit risk on bank deposits and investment in financial instruments is limited because the counterparties are banks, financial institutions or corporations with high credit ratings assigned by international credit-rating agencies.

Market risk

(i) *Foreign currency risk*

Certain trade payables of the Group are denominated in foreign currencies. In order to reduce the risks associated with foreign currency fluctuations, the Group has entered into foreign currency forward contracts against its exposures to changes of foreign exchange rate. However, as these foreign currency forward contracts do not qualify for hedging accounting, they are deemed as financial assets or liabilities held for trading. The management will continue to monitor foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(ii) *Interest rate risk*

The Group's cash flow interest rate risk mainly relates to floating-rate bank borrowings, investments in debt securities at floating rates and structured deposits linked with constant maturity swap rate or LIBOR. The management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

(iii) *Other price risk*

The Group is exposed to equity and debt security price risk through its investments in equity securities. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Liquidity risk

The Group aims to maintain prudent liquidity risk management and flexibility in funding by keeping sufficient cash and cash equivalent, readily realisable marketable securities and to have committed short-term and medium-term credit lines available.

The Directors believe that the Group has obtained sufficient committed and uncommitted general credit facilities from banks for financing capital commitments in the near future and for working capital purposes.

7. TURNOVER

Turnover represents the net amount received and receivable for goods sold, provision of services and investment income during the year and is analysed as follows:

	2006	2005
	HK$'000	*HK$'000*
Sale of computer and business and coffee machines	**477,493**	474,243
Sale of food and beverage	**173,208**	–
Provision of maintenance services	**77,779**	100,617
Trading of securities	**94,311**	101,988
Interest income from debt securities and structured deposits	**8,954**	10,260
	831,745	687,108

An analysis of the Group's turnover by business and geographical segments is set out in note 35.

8. OTHER INCOME

	2006	2005
	HK$'000	*HK$'000*
Included in other income are:		
Interest from bank deposits	**1,653**	269
Exchange gain	**2,754**	971
Profit on disposal of properties for sale	**4,392**	–
Gross rental income from properties of HK$715,000 (2005: HK$383,000) less outgoings	**418**	275

9. FINANCE COSTS

The amount represents interest on bank loans repayable within 5 years.

10. PROFIT BEFORE TAXATION

	2006	2005
	HK$'000	*HK$'000*
		(Restated)
Profit before taxation has been arrived at after charging (crediting):		
Allowance of amount due from an associate	**1,745**	–
(Written back) allowance for bad and doubtful debts	**(1,736)**	955
Amortisation of prepaid lease payments	**251**	253
Auditors' remuneration	**1,086**	830
Change in fair value of derivative financial instruments	**2,882**	–
Realised and unrealised fair value loss of investments at fair value through profit or loss	**729**	8,271
Depreciation on property, plant and equipment	**15,801**	4,346
(Gain) loss on disposal of property, plant and equipment	**(351)**	450
Impairment loss recognised in respect of available-for-sale investments	**2,466**	–
Increase in fair value of investment properties	**190**	–
Operating lease payments in respect of leasing of premises	**46,885**	8,457
Reversal of impairment loss on prepaid lease payments transferred to investment properties	**(107)**	–
Staff costs *(note)*	**112,221**	78,763
Write-down of inventories	**1,000**	518
Gross earnings from leasing of assets other than properties of HK$5,114,000 (2005: HK$4,795,000) less outgoings	**(1,659)**	(4,358)

Note: Details of directors' emoluments included in staff costs are disclosed in note 36. Redundancy payments of HK$6,000 (2005: HK$729,000) are included in staff costs.

11. INCOME TAX EXPENSES

	2006	2005
	HK$'000	*HK$'000*
The charge (credit) comprises:		
Current tax		
Hong Kong	**3,263**	228
Overseas	**318**	410
	3,581	638
Deferred taxation *(note 33)*	**281**	(299)
	3,862	339

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

11. INCOME TAX EXPENSES – continued

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

The tax charge for the year can be reconciled from the profit before taxation per the consolidated income statement as follows:

	2006 *HK$'000*	2005 *HK$'000* (Restated)
Profit before taxation	**40,828**	1,892
Tax at the domestic income tax rate of 17.5% *(note)*	**7,145**	331
Tax effect of share of result of an associate	**–**	145
Tax effect of non-deductible expenses for tax purposes	**4,149**	1,935
Tax effect of non-taxable income for tax purposes	**(2,962)**	(2,208)
Tax effect of tax losses not recognised	**1,053**	2,368
Tax effect of utilisation of tax losses previously not recognised	**(4,886)**	(1,468)
Tax effect on utilisation of temporary differences not recognised	**(906)**	(909)
Tax effect of deductible temporary differences not recognised	**471**	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(115)**	139
Others	**(87)**	6
Tax charge for the year	**3,862**	339

Note: The domestic income tax rate in the jurisdiction where the operation of the Group is substantially based.

12. DIVIDENDS

	2006 *HK$'000*	2005 *HK$'000*
Dividend paid:		
– Interim dividend of HK$0.03 (2005: HK$0.01) per ordinary share	**5,141**	1,714
Dividend proposed:		
– Proposed final dividend of HK$0.05 (2005: HK$0.01) per ordinary share	**8,568**	1,713

A final dividend of HK$0.05 (2005: HK$0.01) per share has been proposed by the Directors and is subject to the approval by the shareholders in general meeting.

13. EARNINGS PER SHARE

Basic earnings per share are calculated based on the Group's net profit attributable to equity holders of the Company of HK$36,966,000 (2005: HK$1,553,000) and on 171,355,871 (2005: 171,355,871) ordinary shares in issue during the year.

No diluted earnings per share are presented as the Company has no potential ordinary shares outstanding for the two years ended 31st March, 2006.

The impact on the previously reported basic earnings per share for the year ended 31st March, 2005 as a result of changes in accounting policies as stated in note 3 is as follows:

	HK cents
Reported figure before adjustments	2.20
Adjustments arising from changes in accounting policies	(1.29)
Restated figure	0.91

The impact on the basic earnings per share for the year ended 31st March, 2006 due to the change in accounting policies as stated in note 3 is a decrease in earnings of 2.30 HK cents per share.

14. INVESTMENT PROPERTIES

	2006	2005
	HK$'000	*HK$'000*
Fair value at 1st April,	**5,160**	5,160
Transferred from property, plant and equipment	**1,770**	–
Increase in fair value	**190**	–
Fair value at 31st March,	**7,120**	5,160

The Group's investment properties are situated in the Mainland China under medium-term leases.

The fair value of the Group's investment properties at 31st March, 2006 has been arrived at on the basis of a valuation carried out on that date by Messrs. DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. Messrs. DTZ Debenham Tie Leung Limited are members of The Hong Kong Institute of Surveyors ("HKIS"), and have appropriate qualifications and experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to the Valuation Standards on Properties of the HKIS, was arrived at by reference to market evidence of transaction prices for similar properties.

15. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land	Buildings	Overseas properties on freehold land	Machinery, tools and equipment	Store and other equipment	Store machine	Furniture, fixtures, office equipment and motor vehicles for own use	Furniture, fixtures, office equipment and motor vehicles for lease	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
COST									
At 1st April, 2004 as originally stated	4,368	4,259	8,565	13,139	-	-	16,480	7,700	54,511
Opening balance adjustments of revaluation surplus	-	1,787	1,270	-	-	-	-	-	3,057
Reclassification to prepaid lease payments	(4,368)	-	-	-	-	-	-	-	(4,368)
At 1st April, 2004 as restated	-	6,046	9,835	13,139	-	-	16,480	7,700	53,200
Exchange adjustments	-	11	64	28	-	-	51	21	175
Additions	-	-	-	463	-	-	529	5,071	6,063
Disposals	-	(630)	-	(3,869)	-	-	(4,069)	(876)	(9,444)
At 31st March, 2005	-	5,427	9,899	9,761	-	-	12,991	11,916	49,994
Exchange adjustments	-	24	35	13	130	51	23	12	288
Reclassification to investment properties	-	(841)	-	-	-	-	-	-	(841)
Acquired on acquisition of subsidiaries	-	-	-	-	20,098	5,980	-	90	26,168
Additions	-	-	-	560	10,992	3,900	126	8,912	24,490
Disposals	-	(680)	-	(1,256)	(2,280)	(353)	(1,091)	(3,136)	(8,796)
At 31st March, 2006	-	3,930	9,934	9,078	28,940	9,578	12,049	17,794	91,303
ACCUMULATED DEPRECIATION									
At 1st April, 2004 as originally stated	-	-	-	10,878	-	-	12,642	1,949	25,469
Opening balance adjustments	-	1,417	1,516	-	-	-	-	-	2,933
At 1st April, 2004 as restated	-	1,417	1,516	10,878	-	-	12,642	1,949	28,402
Exchange adjustments	-	6	10	35	-	-	50	21	122
Provided for the year	-	182	124	1,004	-	-	946	2,090	4,346
Eliminated on disposals	-	-	-	(3,523)	-	-	(3,652)	(219)	(7,394)
At 31st March, 2005	-	1,605	1,650	8,394	-	-	9,986	3,841	25,476
Exchange adjustments	-	7	6	25	-	-	30	24	92
Reclassification to investment properties	-	(151)	-	-	-	-	-	-	(151)
Provided for the year	-	182	124	833	8,214	2,230	714	3,504	15,801
Eliminated on disposals	-	(113)	-	(1,101)	(1,718)	(253)	(951)	(1,674)	(5,810)
At 31st March, 2006	-	1,530	1,780	8,151	6,496	1,977	9,779	5,695	35,408
CARRYING VALUES									
At 31st March, 2006	-	2,400	8,154	927	22,444	7,601	2,270	12,099	55,895
At 31st March, 2005	-	3,822	8,249	1,367	-	-	3,005	8,075	24,518

16. PREPAID LEASE PAYMENTS

	2006	2005
	HK$'000	*HK$'000*
The Group's prepaid lease payments comprise:		
Leasehold land in Hong Kong under medium-term lease	**1,490**	2,417
Leasehold land in Mainland China under		
Long-term lease	**642**	654
Medium-term lease	**–**	973
Overseas leasehold land under short-term lease	**60**	71
	2,192	4,115

17. GOODWILL

	HK$'000
At 1st April, 2004 and 2005	–
Arising on acquisition of subsidiaries	82,392
At 31st March, 2006	82,392

Particulars regarding impairment testing on goodwill are disclosed in note 37.

18. TRADEMARK

The trademark was purchased as part of a business combination as detailed in note 34 during the year. The trademark is legally having a life of certain periods but is renewable at minimal cost. The Directors are of the opinion that the Group would renew the trademark continuously and has the ability to do so. Various studies including market trends and competitability of similar food and beverage market have been performed by management of the Group, which supports that the trademark has no foreseeable time limit over which the branded coffee shops are expected to generate cash flows for the Group.

As a result, the trademark is considered by the management of the Group as having an indefinite useful life. The trademark will not be amortised until its useful life is determined to be finite upon reassessment of its useful life annually by the management. Instead it will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of impairment testing are disclosed in note 37.

19. INTEREST IN AN ASSOCIATE

	2006	2005
	HK$'000	*HK$'000*
Cost of investment in an unlisted associate	**105**	105
Share of post-acquisition losses	**(105)**	(105)
	–	–

19. INTEREST IN AN ASSOCIATE – continued

As at 31st March, 2006, the Group had interest in the following associate:

Name	Form of business structure	Country of incorporation and operation	Effective percentage of registered capital held by the Group %	Principal activities
Guangzhou Chevalier iTech Limited	Corporate	Mainland China	24	Trading of office equipment and provision of maintenance services

The summarised financial information in respect of the associate is set out below:

	2006 ***HK$'000***	2005 *HK$'000*
Total assets	**832**	1,040
Total liabilities	**(4,282)**	(4,361)
Net liabilities	**(3,450)**	(3,321)
Revenue	**1,633**	26,114
Loss for the year	**(58)**	(3,452)
Group's share of net assets of the associate	**–**	–
Group's share of loss of the associate for the year	**–**	(826)

The Group has discontinued recognition of its share of loss of the associate. The amount of unrecognised share of loss for the year and accumulated unrecognised share of losses of the associate amounted to HK$14,000 and HK$828,000 (2005: HK$2,000 and HK$797,000) respectively.

20. AMOUNT DUE FROM AN ASSOCIATE

	2006 ***HK$'000***	2005 *HK$'000*
Amount due from an associate	**3,258**	1,513
Less: allowance for doubtful amount	**(3,258)**	(1,134)
	–	379

The amount due from an associate was unsecured, interest free and not expected to be repaid within twelve months after the balance sheet date.

21. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31st March, 2006 comprise the followings:

	HK$'000
Unlisted equity securities, at cost less impairment	2,270
Investment in a venture capital fund, at fair value	7,750
	10,020

Unlisted equity securities are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors of the Company are of the opinion that their fair value cannot be measured reliably. The fair value of investments in a venture capital fund was calculated based on the Group's attributable interest in the fair value of the fund's net assets.

22. INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Investments at fair value through profit or loss as at 31st March, 2006 comprise the following:

	HK$'000
Held for trading:	
Equity securities, listed overseas	4,553
Debt securities listed overseas	31,430
Debt securities, unlisted	37,296
	73,279
Designated as investments at fair value through profit or loss:	
Structured deposits	49,588
	122,867
Represented by:	
Non-current assets	49,588
Current assets	73,279
	122,867

The fair values of the above investments are determined either based on the quoted market bid price available on the relevant exchange or the market prices provided by the relevant financial institutions.

The above structured deposits are denominated in United Stated Dollars with fixed interest rates for the first year and the remaining years with interest rates linked with either constant maturity swap rate or LIBOR.

23. INVESTMENTS IN SECURITIES

Investments in securities as at 31st March, 2005 are set out below. Upon the application of HKAS 39 on 1st April, 2005, investments in securities were reclassified to appropriate categories under HKAS 39. Accordingly, an amount of HK$4,440,000 and HK$110,815,000 were reclassified to available-for-sale investments and investments at fair value through profit or loss respectively.

	HK$'000
Investment securities:	
Equity securities, unlisted	4,440
Other investments:	
Equity securities at market value, listed in Hong Kong	267
Debt securities at market value, listed overseas	5,838
Debt securities, unlisted	85,355
Mutual funds, unlisted	19,355
	115,255
Carrying values analysed for reporting purposes as:	
Non-current assets	4,440
Current assets	110,815
	115,255

24. INVENTORIES

	2006 HK$'000	2005 HK$'000
Inventories held for resale	57,580	50,156
Consumable stores	9,411	5,106
	66,991	55,262

The cost of inventories recognised as an expense during the year was HK$424,540,000 (2005: HK$381,115,000).

A reversal of previous write-down of inventories of HK$7,631,000 (2005: HK$3,601,000) has been realised on sales of these inventories during the year.

25. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to the customers is 60 days except for sales of food and beverage at coffee shops which are mainly on cash basis. The following is an ageing analysis of trade debtors net of allowance of doubtful debts at the balance sheet date:

	2006 HK$'000	2005 HK$'000
0 – 60 days	49,348	47,891
61 – 90 days	2,533	1,871
Over 90 days	4,745	2,654
	56,626	52,416

The carrying amounts of the Group's trade and other debtors approximate to their fair values.

26. AMOUNT DUE FROM ULTIMATE HOLDING COMPANY

The amount due from ultimate holding company is unsecured, interest-free and repayable on demand. The Directors consider that its carrying amount approximates to its fair value.

27. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	2006 HK$'000	2005 HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred	40,449	48,626
Recognised profits less losses	127	(6,492)
	40,576	42,134
Progress billings	(40,498)	(41,394)
	78	740
Represented by:		
Amounts due from customers included in current assets	342	939
Amounts due to customers included in current liabilities	(264)	(199)
	78	740

At 31st March, 2006, retentions held by customers for contract work and advance payments received from customers for contract work amounted to HK$42,000 (2005: HK$2,305,000) and HK$162,000 (2005: Nil) respectively.

28. DERIVATIVE FINANCIAL INSTRUMENTS

During the year, the Group has used foreign currency forward contracts to hedge against certain of its trade payables that were denominated in foreign currencies. These derivatives are not qualified for hedge accounting.

At 31st March, 2006, the Group had entered into foreign currency forward contracts denominated in United States dollars with total notional amount of HK$58,200,000 (2005: HK$234,392,000).

All derivatives of the Group are measured at fair value at each balance sheet date. Their fair values are determined based on the market prices for equivalent instruments quoted by the counterparties at the balance sheet date and from the financial models based on principal sum and estimate about future market conditions.

29. BANK BALANCES AND CASH EQUIVALENTS

Bank balances and cash equivalents comprise short-term bank deposits carrying interest at prevailing market rate. The Directors consider that the carrying values of the amounts at the balance sheet date approximate to their fair values.

Include in bank balances and cash is an amount of HK$29,720,000 (2005: HK$49,061,000) denominated in United States Dollars.

30. CREDITORS AND BILLS PAYABLE

The following is an ageing analysis of the trade creditors and bills payable at the balance sheet date:

	2006 ***HK$'000***	2005 *HK$'000*
0 – 60 days	**31,166**	20,901
61 – 90 days	**333**	1,445
Over 90 days	**2,917**	2,210
Trade creditors and bills payable	**34,416**	24,556

The carrying amounts of the Group's trade and other creditors and bills payable approximate to their fair values.

31. BANK BORROWINGS

	2006 *HK$'000*	2005 *HK$'000*
Bank overdraft	–	121
Bank loans	101,000	–
	101,000	121

The bank borrowings are repayable as follows:

	2006 *HK$'000*	2005 *HK$'000*
Within one year	52,000	121
More than 1 year but not exceeding 2 years	12,000	–
More than 2 years but not exceeding 5 years	37,000	–
	101,000	121
Less: amounts due within one year shown under current liabilities	(52,000)	(121)
	49,000	–

The bank borrowings were unsecured, carried floating interest rate at HIBOR plus certain margin per annum. The average effective interest rate for the current year was 4.3% per annum.

The fair values of the bank borrowings approximate to their carrying amounts.

32. SHARE CAPITAL

	2006 *HK$'000*	2005 *HK$'000*
Authorised:		
240,000,000 (2005: 240,000,000) ordinary shares of HK$0.50 (2005: HK$0.50) each	120,000	120,000
Issued and fully paid:		
171,355,871 (2005: 171,355,871) ordinary shares of HK$0.50 (2005: HK$0.50) each	85,678	85,678

33. DEFERRED TAXATION

The followings are the major deferred tax liabilities (assets) recognised and movements thereon during the year:

	Accelerated tax depreciation	Tax losses	Trademark	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2004	536	(107)	–	(50)	379
Charge (credit) to income for the year	388	(651)	–	(36)	(299)
At 31st March, 2005	924	(758)	–	(86)	80
Arising from acquisition of subsidiaries	835	(211)	18,900	–	19,524
Charge (credit) to income for the year	441	(200)	–	40	281
At 31st March, 2006	2,200	(1,169)	18,900	(46)	19,885

At 31st March, 2006, no deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$478,703,000 (2005: HK$500,605,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$761,000 (2005: HK$2,318,000) that will expire in 2011. Other tax losses may be carried forward indefinitely.

At 31st March, 2006, the Group had deductible temporary difference of HK$26,148,000 (2005: HK$28,633,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary difference can be utilised.

34. ACQUISITION OF SUBSIDIARIES

On 20th May, 2005, the Group acquired the entire issued share capital of Pacific Coffee (Holdings) Limited ("Pacific Coffee") at a consideration of HK$205,963,000. The acquisition has been accounted for using the purchase method.

The net assets acquired and the goodwill arising from the acquisition are as follows:

	Acquiree's carrying amount *HK$'000*	Fair value adjustments *HK$'000*	Fair value of net assets *HK$'000*
Net assets acquired:			
Property, plant and equipment	26,168	–	26,168
Trademark	–	108,000	108,000
Inventories	4,329	–	4,329
Debtors, deposits and prepayments	17,384	–	17,384
Bank and cash balances	1,432	–	1,432
Provision for taxation	(3,124)	–	(3,124)
Deferred services income	(63)	–	(63)
Deferred tax liabilities	(624)	(18,900)	(19,524)
Creditors, deposits and accruals	(10,031)	–	(10,031)
Contingent liabilities	–	(1,000)	(1,000)
	35,471	88,100	123,571
Goodwill			82,392
			205,963
Total costs:			
Purchase consideration satisfied by cash			203,684
Costs incurred for the acquisition			2,279
			205,963
Net cash outflow arising on acquisition:			
Cash consideration paid			(205,963)
Bank balances and cash acquired			1,432
			(204,531)

34. ACQUISITION OF SUBSIDIARIES - continued

The goodwill arising on the acquisition of Pacific Coffee is attributable to the anticipated profitability of the operation of coffee shops.

The Group recognised the contingent liabilities of approximately HK$1,000,000 in respect of liquidated damages for an alleged breach of a wholesale food supply contract.

Pacific Coffee contributed in its 10-month period HK$179.5 million and HK$18.8 million to the Group's revenue and profit before tax for the year respectively.

If the acquisition had been completed on 1st April, 2005, the Group's revenue for the year would have been HK$859 million, and profit for the year would have been HK$39.8 million. This proforma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1st April, 2005, nor is it intended to be a projection of future profits.

35. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purpose, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information. In prior year, the Group was organised into four divisions, which were computer and business machines, network solution and telecommunication system, technical and maintenance services and investment in securities and others. Due to the entry into a new business, the food and beverage market and the streamline of its existing business, the Group reorganises its business activities into three divisions. Segment information about these businesses is presented below. Comparative figures have been restated to conform with the current year's presentation.

Turnover and results

Year ended 31st March, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	549,011	179,469	103,265	831,745
RESULTS				
Segment results	18,352	18,794	5,734	42,880
Unallocated corporate expenses				(5,611)
Unallocated corporate income				5,812
Interest income				1,653
Finance costs				(3,906)
Profit before taxation				40,828
Income tax expenses				(3,862)
Profit for the year				36,966

35. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Turnover and results

Year ended 31st March, 2005

	Computer and information communication technology HK$'000	Investments in securities and others HK$'000	Consolidated HK$'000 (Restated)
TURNOVER	574,860	112,248	687,108
RESULTS			
Segment results	1,546	1,349	2,895
Unallocated corporate expenses			(445)
Interest income			269
Share of results of an associate	(826)	–	(826)
Finance costs			(1)
Profit before taxation			1,892
Income tax expenses			(339)
Profit for the year			1,553

The Group has no inter-segment sales for the two years ended 31st March, 2006.

35. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Assets and liabilities

As at 31st March, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
ASSETS				
Segment assets	146,579	254,634	156,358	557,571
Unallocated corporate assets				73,261
Consolidated total assets				630,832
LIABILITIES				
Segment liabilities	69,948	17,878	–	87,826
Unallocated corporate liabilities				131,730
Consolidated total liabilities				219,556

Assets and liabilities

As at 31st March, 2005

	Computer and information communication technology *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000* (Restated)
ASSETS			
Segment assets	135,101	238,064	373,165
Amount due from an associate	379	–	379
Unallocated corporate assets			86,911
Consolidated total assets			460,455
LIABILITIES			
Segment liabilities	70,480	–	70,480
Unallocated corporate liabilities			11,439
Consolidated total liabilities			81,919

35. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Other information

Year ended 31st March, 2006

	Computer and information communication technology	Food and beverage	Investments in securities and others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital additions	8,635	149,975	48	158,658
Depreciation	4,775	10,567	459	15,801
Impairment loss on available-for-sale investments	–	–	2,466	2,466
Loss (gain) on disposal of property, plant and equipment	198	686	(1,235)	(351)
Write-down of inventories	1,000	–	–	1,000

Other information

Year ended 31st March, 2005

	Computer and information communication technology	Investments in securities and others	Consolidated
	HK$'000	*HK$'000*	*HK$'000* (Restated)
Allowance of doubtful debts	955	–	955
Capital additions	5,664	399	6,063
Depreciation	4,208	138	4,346
Impairment loss on investment securities	–	560	560
Loss on disposal of property, plant and equipment	450	–	450
Write-down of inventories	518	–	518

Geographical segments

The Group's operations in food and beverage business are carried out in Hong Kong, Singapore and Mainland China whereas its operations in the computer and information communication technology business are carried out in Hong Kong, Thailand and Mainland China. The trading of investments in securities is carried out in Hong Kong. The following is an analysis of the Group's turnover by geographical market:

	Turnover by geographical market			
	2006		2005	
	HK$'000	%	*HK$'000*	%
Hong Kong	746,747	89	607,118	88
Thailand	66,284	8	69,028	10
Singapore	15,730	2	–	–
Others	2,984	1	10,962	2
	831,745	100	687,108	100

35. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Geographical segments – continued

The following is an analysis of the carrying amounts of segment assets and additions to property, plant and equipment and intangible assets analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets				Additions to properties, plant and equipment and intangible assets			
	2006		2005		2006		2005	
	HK$'000	*%*	*HK$'000*	*%*	*HK$'000*	*%*	*HK$'000*	*%*
Hong Kong	558,891	89	400,498	87	153,444	97	5,036	82
Thailand	51,977	8	51,551	11	909	1	1,006	17
Singapore	9,307	1	–	–	3,149	1	–	–
Others	10,657	2	8,406	2	1,156	1	21	1
	630,832	100	460,455	100	158,658	100	6,063	100

36. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Details of the emoluments paid to the Directors of the Company are as follows:

	2006			
	Directors' fees	Salaries and other benefits	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors:				
Miss Lily Chow	–	1,212	91	1,303
Independent Non-Executive Directors:				
Mr Shinichi Yonehara	120	–	–	120
Mr Wu King Cheong	120	–	–	120
Mr Kwong Man Sing	120	–	–	120
	360	1,212	91	1,663

	2005			
	Directors' fees	Salaries and other benefits	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive Director:				
Miss Lily Chow	–	1,212	8	1,220
Independent Non-Executive Directors:				
Mr Shinichi Yonehara	120	–	–	120
Mr Wu King Cheong	120	–	–	120
Mr Kwong Man Sing	60	–	–	60
	300	1,212	8	1,520

36. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – continued

Except for the directors' fees paid to each of the Independent Non-executive Directors, no other emoluments were paid or payable to the Independent Non-executive Directors during the two years ended 31st March, 2006.

In addition to the directors' emoluments disclosed above, Dr Chow Yei Ching, Mr Fung Pak Kwan, Mr Kuok Hoi Sang, Mr Chow Vee Tsung, Oscar and Mr Kan Ka Hon, Directors of the Company received remuneration totalling HK$20,074,000 (2005: HK$16,621,000) from the Company's ultimate holding company in respect of their services provided to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as Directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

The five highest paid individuals of the Group for the year ended 31st March, 2006 included one Director (2005: one Director), details of whose emoluments are set out above. The emoluments of the remaining four (2005: four) highest paid individuals are as follows:

	2006	2005
	HK$'000	*HK$'000*
Performance based bonus	**349**	–
Salaries and other benefits	**3,804**	3,197
Retirement benefit scheme contributions	**158**	181
	4,311	3,378

The emoluments of these four highest paid individuals fall within the following bands:

	Number of individuals	
	2006	2005
Bands		
Nil – HK$1,000,000	**2**	3
HK$1,000,001 – HK$1,500,000	**1**	1
HK$1,500,001 – HK$2,000,000	**1**	–
	4	4

37. IMPAIRMENT TESTING ON GOODWILL AND TRADEMARK

As explained in note 35, the Group uses business segments as its primary segment for reporting segment information. For the purpose of impairment testing, goodwill and trademark with indefinite useful lives set out in notes 17 and 18 respectively have been allocated to a single CGU,"food and beverage".

During the year ended 31st March, 2006, management of the Group determined that there has been no impairment of its CGU containing the goodwill or the trademark.

37. IMPAIRMENT TESTING ON GOODWILL AND TRADEMARK - continued

The recoverable amount of the CGU has been determined based on a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a four-year period and the cash flows beyond the four-year period are extrapolated using diminishing growth rates from 10% and a discount rate of 12%. These growth rates are based on the relevant industry growth forecasts and do not exceed the average long-term growth rate for the relevant industry. Another key assumption for the value-in-use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development. Management believes that any reasonable possible change in any of these assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

38. CHARGE ON ASSETS

At 31st March, 2006, certain properties with an aggregate carrying value of HK$7,605,000 (2005: HK$8,163,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

39. OPERATING LEASE

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	**51,269**	3,655
In the second to fifth year inclusive	**63,969**	83
	115,238	3,738

Operating leases are negotiated and rentals are fixed for lease term ranging from two to three years.

The operating lease rentals of certain coffee shops of the Group are determined based on the turnover of the coffee shops should such amounts be higher than the minimum guaranteed rental.

The Group as lessor

All the investment properties were leased out for a period of three years and the Group did not have any renewal options given to the lessee. The future payments receivable by the Group with one year under non-cancellable operating leases amounted to HK$292,000 (2005: HK$360,000).

40. SHARE OPTION SCHEMES

The Company's share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September, 2012.

40. SHARE OPTION SCHEMES - continued

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by Independent Non-executive Directors of the Company and CIHL. Where any grant of options to a substantial shareholder or any Independent Non-executive Director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant, such grant must be approved in advance by the Company's and CIHL's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the Board of Directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme.

41. RETIREMENT BENEFITS

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees at rate of 5%, and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

41. RETIREMENT BENEFITS – continued

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$201,000 (2005: HK$206,000). At 31st March, 2006, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$59,000 (2005: HK$70,000). At 31st March, 2006, contributions of HK$555,000 (2005: HK$272,000) were due in respect of the reporting period and were paid over to the ORSO Scheme in April, 2006.

42. RELATED PARTY TRANSACTIONS

Details of the material transactions with CIHL and its subsidiaries and the Company's associate regarded as related parties for the purpose of HKAS 24 "Related Party Disclosures" issued by the HKICPA are as follows:

(a) On 28th March, 2005, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2006 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$4,005,000 (2005: HK$2,775,000). The management agreement expired on 28th March, 2006 and has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and business machines and provided maintenance services to wholly-owned subsidiaries of CIHL totalling HK$10,103,000 (2005: HK$10,241,000).

(c) During the year, the Group paid rentals determined with reference to market amounting to HK$4,305,000 (2005: HK$3,828,000) to wholly-owned subsidiaries of CIHL, for the use of their premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to HK$158,000 (2005: HK$2,054,000) and HK$Nil (2005: HK$735,000), respectively, to a wholly-owned subsidiary of CIHL to cover its costs for services provided to the Group.

(e) The Group made advances totalling HK$1,366,000 (2005: repaid HK$1,304,000) to an associate. Full provision of approximately HK$1,745,000 was made on the outstanding amount due at 31st March, 2006 (2005: provision of HK$1,140,000).

(f) The remuneration paid and payable to the directors and other members of key management during the year was disclosed in note 36. The remuneration of directors and any key management is determined by the remuneration committee having regard to the performance of individuals and market trends.

The outstanding balance due from CIHL and its subsidiaries arising from the above transactions mentioned in (a) to (d) and payment of recurring expenses on behalf of the Group as at 31st March, 2006 amounted to HK$3,083,000 (2005: HK$1,477,000).

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/ registered capital	No. of shares	Effective percentage of issued share capital/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Chevalier (Biotech) Limited	Hong Kong	Ordinary	HK$2	2	–	100	Investment holding
Chevalier iTech Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	–	100	Investment holding, trading of computer and investments in securities
Chevalier iTech Thai Limited *(note 2)*	Thailand	Ordinary Preference	BAHT18,980,000 BAHT1,020,000	189,800 10,200	100 100	– –	Trading of computer and business machines
Chevalier iTech Services Limited	Hong Kong	Ordinary	HK$2	2	–	100	Trading and servicing of computer and business machines
Chevalier (Network Solutions) Limited	Hong Kong	Ordinary	HK$2	2	–	100	Network systems and solution services
Chevalier Network Solutions Thai Limited	Thailand	Ordinary	BAHT15,000,000	150,000	100	–	Trading of telecommunication equipment
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	–	Investment holding
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	100	Trading of computer and office equipment and provision of repair and maintenance services
Chevalier Pacific Catering Management (Beijing) Company Limited *(note 1)*	Mainland China	Not applicable	US$434,000	Not applicable	–	100	Operation of coffee shops
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$365,002	365,002	–	100	Installation of satellite antennae

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/ registered capital	No. of shares	Effective percentage of issued share capital/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Guangzhou Chevalier iTech Services Co., Ltd. *(note 1)*	Mainland China	Not applicable	HK$5,000,000	Not applicable	–	100	Maintenance services
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	–	100	Property investment
Pacific Coffee Company Limited	Hong Kong	Ordinary	HK$77,355	77,355	–	100	Trading of coffee products, operation of coffee shops and provision of maintenance services
Pacific Coffee Company (S) Pte Ltd	Singapore	Ordinary	S$100,000	100,000	–	100	Operation of coffee shops
Pacific Coffee (Holdings) Limited	British Virgin Islands	Ordinary	US$40,034	400,337	–	100	Investment holding
PCC Investment Limited	Hong Kong	Ordinary	HK$2	2	–	100	Operation of coffee shops
PCC Investment (II) Limited	Hong Kong	Ordinary	HK$2	2	–	100	Operation of coffee shops
Sup Aswin Limited	Thailand	Ordinary	BAHT15,000,000	150,000	100	–	Property investment
其士餐飲管理(上海)有限公司 (note 1)	Mainland China	Not applicable	US$140,000	Not applicable	–	100	Operation of coffee shops

Notes:

(1) Established in the Mainland China as wholly foreign owned enterprise.

(2) Preference shares are 10% non-cumulative and every four preference shares of this company carry one vote.